UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPECTRANETICS CORPORATION

(Name of Subject Company)

THE SPECTRANETICS CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Paul Gardon

Senior Vice President - General Counsel

The Spectranetics Corporation.

9965 Federal Drive

Colorado Springs, CO 80921

(719) 447-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Minh Van Ngo, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is The Spectranetics Corporation, a Delaware corporation (“Spectranetics” or the “Company”). Spectranetics’ principal executive offices are located at 9965 Federal Drive, Colorado Springs, Colorado 80921. Spectranetics’ telephone number at this address is (719) 447-2000.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of Spectranetics (the “Company Common Stock”). As of the close of business on June 26, 2017, there were 43,848,089 shares of Company Common Stock (the “Shares”) issued and outstanding, including 82,103 Company Restricted Shares (as defined below).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, business address and business telephone number of Spectranetics, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $38.50 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). Parent is a wholly owned subsidiary of Koninklijke Philips N.V. (“Philips”), a corporation organized under the laws of the Netherlands.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Spectranetics. The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer, and not properly withdrawn, prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with Shares then owned by Purchaser, a number of Shares that represents at least a majority of the then-outstanding Shares. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into Spectranetics (the “Merger”), with Spectranetics continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned direct subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), all then outstanding Shares (other than Company Restricted Shares (as defined below) which will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Spectranetics—Treatment of Equity Awards in the Transactions”, Shares owned by Spectranetics as treasury stock or Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted automatically into and will thereafter represent only the right to receive an amount equal to the Offer Price, net to the seller in cash, without interest, less any applicable tax withholding (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Spectranetics—Treatment of Equity Awards in the Transactions” below for a discussion of treatment of options to purchase Shares (“Company Stock Options”), Shares subject to vesting or forfeiture conditions (“Company Restricted Shares”), restricted stock units that convey the right to receive Shares (“Company RSUs”) and performance stock unit awards that convey the right to receive Shares (“Company PSUs”). As a result of the Merger, Spectranetics will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in the Offer of at least such percentage of the stock of Spectranetics as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of Spectranetics is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Spectranetics will be required to consummate the Merger.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of each of Parent and Purchaser is located at 3000 Minuteman Road, Andover, Massachusetts 01810, and the telephone number at such principal executive office is (978) 687-1501. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2017.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of Spectranetics (the “Spectranetics Board” or the “Board”) recommends that Spectranetics’ stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of Spectranetics, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Spectranetics or any of its affiliates, on the one hand, and (ii)(x) any of Spectranetics’ executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent

Merger Agreement

On June 27, 2017, Spectranetics, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, Spectranetics or their respective affiliates. The representations and warranties of Spectranetics contained in the Merger Agreement were made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (a) were made only for purposes of the Merger Agreement, (b) are qualified by documents filed with, or furnished to, the SEC by Spectranetics prior to the date of the Merger Agreement, (c) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding Spectranetics or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Spectranetics or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Spectranetics’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Spectranetics that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that Spectranetics files with the SEC.

The Guarantee

On June 27, 2017, simultaneously with the execution of the Merger Agreement, Philips provided Spectranetics with a guarantee (the “Guarantee”) pursuant to which Philips guarantees the full and timely payment and performance of Parent’s and Purchaser’s obligations under the Merger Agreement to Spectranetics as described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Guarantee” of the Offer to Purchase.

The foregoing summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference

Confidentiality Agreement

Spectranetics and Philips North America LLC (“Philips LLC”) entered into a confidentiality agreement dated as of March 22, 2017 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Philips LLC agreed, subject to certain exceptions, that it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such Evaluation Material solely for the purpose of evaluating a possible transaction involving Spectranetics. The Confidentiality Agreement contains customary standstill provisions with a term of 18 months that would automatically terminate before the expiration of such term in certain situations, including the entry by Spectranetics into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of Spectranetics. The Confidentiality Agreement expires on March 22, 2019.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Spectranetics

Certain executive officers and directors of Spectranetics may be deemed to have interests in the Transactions that may be different from, or in addition to, those of Spectranetics’ stockholders generally. In the course of making the determination to recommend the Transactions, the Board was aware of and considered these interests, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, Spectranetics and its stockholders and to recommend that Spectranetics’ stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board was also aware of and considered these interests. These interests include:

•	the accelerated vesting and cash-out of equity-based awards held by directors and executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in “Treatment of Equity Awards in the Transaction”);

•	the accelerated payment of pro-rata 2017 annual bonuses to executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in “Company Employees”);

•	certain contractual severance payments and benefits in the event an executive officer experiences a qualifying termination of employment (as described below in “Severance Agreements”); and

•	the entitlement to the indemnification, expense advancement and exculpation benefits in favor of the directors and executive officers of the Company (as described below in “Indemnification and Exculpation of Directors and Officers”).

Certain executive officers and directors of Spectranetics hold Shares. If the executive officers and directors of Spectranetics who own Shares were to tender their Shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of Spectranetics who tender their Shares for purchase pursuant to the Offer. If the Merger occurs, at the Effective Time, any Shares owned by our executive officers and directors that were not tendered in the Offer will be canceled in exchange for the same consideration per Share on the same terms and conditions as the other stockholders of Spectranetics whose Shares are exchanged in the Merger.

As of July 10, 2017, the executive officers and directors of Spectranetics beneficially owned, in the aggregate, 793,976 Shares, excluding Company Restricted Shares, Shares issuable upon exercise of Company Stock Options and Shares issuable with respect to Company RSUs and Company PSUs. If the Transactions are consummated, the executive officers and directors would be entitled to receive an aggregate amount of $30,568,078 in cash in respect of such Shares, subject to any required withholding of taxes and without interest.

The following table sets forth, as of July 10, 2017, the consideration that each executive officer or director would be entitled to receive in respect of his or her outstanding Shares in the Transactions.

Name	Position	Number of Shares(1)	Consideration Payable in Respect of Shares
Executive Officers
Scott Drake	Chief Executive Officer	223,574	$8,607,599
Stacy McMahan	Chief Financial Officer	11,048	$425,348
Shahriar Matin	Chief Operating Officer	125,267	$4,822,780
Donna Ford-Serbu	Senior Vice President, Sales and Marketing, Lead Management	18,936	$729,036
Scott Hutton	Senior Vice President and General Manager, Vascular Intervention	—	—

Directors
R. John Fletcher	Director	136,917	$5,271,305
William C. Jennings	Director	64,713	$2,491,451
B. Kristine Johnson	Director	26,439	$1,017,902
Daniel A. Pelak	Director	78,632	$3,027,332
Joseph M. Ruggio, M.D.	Director	68,186	$2,625,161
Maria Sainz	Director	29,496	$1,135,596
Todd C. Schermerhorn	Director	10,768	$414,568
TOTAL		793,976	$30,568,078

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Stock Options (whether or not currently exercisable), Company Restricted Shares, Company RSUs and Company PSUs held by the individual are excluded.

Treatment of Equity Awards in the Transactions

Each of Spectranetics’ executive officers and directors holds outstanding Company Stock Options, Company Restricted Shares, Company RSUs and/or Company PSUs that will, in accordance with the terms of the Merger Agreement, be treated in the following manner, in each case subject to any required withholding of taxes:

•	each outstanding Company Stock Option, whether vested or unvested, will be canceled at the Effective Time and converted into the right to receive, promptly after the Effective Time, a lump-sum cash payment, without interest, equal to the product of (A) the number of Shares for which such Company Stock Option has not then been exercised and (B) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Stock Option;

•	each outstanding Company Restricted Share will be canceled at the Effective Time and converted into the right to receive, promptly after the Effective Time, a lump-sum cash payment, without interest, equal to the Offer Price;

•	each outstanding Company RSU will be canceled at the Effective Time and converted into the right to receive, promptly after the Effective Time, a lump-sum cash payment, without interest, equal to the product of (A) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (B) the Offer Price; and

•

each outstanding Company PSU will be canceled at the Effective Time and converted into the right to receive, promptly after the Effective Time, a lump-sum cash payment, without interest, equal to the product of (A) (i) for Company PSUs granted in 2016, the number of Shares subject to such Company PSU (assuming that any applicable performance conditions will be deemed to be achieved at 150% of the target performance level) and (ii) for Company PSUs granted in 2017, the number of Shares subject to such Company PSU (assuming that any applicable performance conditions will be deemed to be achieved at the target performance level) and (B) the Offer Price, provided that each executive officer may enter into an agreement with Spectranetics and Parent waiving his or her right to payment in respect of the Company PSUs granted in 2016 at the Effective Time and, instead, only becoming entitled to such payment upon satisfaction of certain conditions prior to June 16, 2020.

The following table sets forth the cash consideration that each executive officer would be entitled to receive in respect of the Company Stock Options, Company RSUs and Company PSUs held by the executive officer as of July 10, 2017, taking into account any regularly scheduled vesting and settlement of awards on or prior to August 10, 2017, the assumed date of the closing of the Merger (the “assumed Merger closing date”) solely for purposes of this transaction-related compensation disclosure. The values shown were calculated assuming (i) that the price per share of Company Common Stock was $38.50, which equals the per share Merger Consideration, (ii) as generally prohibited pursuant to the Merger Agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed Merger closing date, (iii) that all stock options held by each executive officer as of the date of this Schedule 14D-9 remain unexercised at the assumed Merger closing date and (iv) all Company PSUs are treated as provided for in the Merger Agreement.

Name	Number of Shares Subject to Company Stock Options	Total Consideration for Company Stock Options	Number of Company RSUs	Total Consideration for RSUs	Number of Shares Underlying Company PSUs(1)	Total Consideration for Company PSUs	Aggregate Consideration for Company Awards
Scott Drake	500,785	$13,815,092	151,367	$5,827,630	249,636	$9,610,967	$29,253,688
Stacy McMahan	68,595	$1,717,303	27,119	$1,044,082	26,481	$1,019,499	$3,780,884
Shahriar Matin	297,862	$8,586,635	50,741	$1,953,529	47,655	$1,834,698	$12,374,862
Donna Ford-Serbu	102,261	$2,853,848	20,388	$784,938	21,619	$832,312	$4,471,099
Scott Hutton	8,464	$107,070	15,473	$595,711	7,736	$297,836	$1,000,616

(1)	As provided in the Merger Agreement, the number in this column represents the number of Shares underlying Company PSUs, assuming that performance for Company PSUs granted in 2016 is deemed to be achieved at 150% of target performance level and performance for Company PSUs granted in 2017 is deemed to be achieved at 100% of target performance level. Additionally, under the terms of the Merger Agreement, Company PSUs that are subject solely to service-based vesting conditions immediately prior to the Effective Time are treated as Company RSUs and included in the corresponding columns.

The following table sets forth, as of the assumed Merger closing date, the cash consideration that each non-employee director would be entitled to receive in respect of his or her outstanding Company Restricted Shares. The values shown were calculated assuming (i) that the price per share of Company Common Stock was $38.50, which equals the per share Merger Consideration and (ii) as generally prohibited pursuant to the Merger Agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed Merger closing date.

Name	Number of Company Restricted Shares	Total Consideration for Company Restricted Shares
R. John Fletcher	4,780	$184,030
William C. Jennings	4,780	$184,030
B. Kristine Johnson	4,780	$184,030
Daniel A. Pelak	4,780	$184,030
Joseph M. Ruggio, M.D.	4,780	$184,030
Maria Sainz	4,780	$184,030
Todd C. Schermerhorn	4,780	$184,030

Treatment of the Spectranetics Employee Stock Purchase Plan

The Merger Agreement provides that Spectranetics will take all actions necessary or required to terminate our Employee Stock Purchase Plan (the “Company ESPP”) prior to the Effective Time and ensure that no new offering periods will commence after June 27, 2017. Any Shares acquired under the Company ESPP will be treated as outstanding Shares at the Effective Time. The most recent offering period ended on June 30, 2017, and no new offering periods will begin after that date. No executive officers and no members of the Board will hold rights to purchase Shares under the Company ESPP as of the Effective Time.

Severance Agreements

Each of our executive officers is party to a severance agreement. The severance agreements provide for payments and other benefits in the event of certain terminations occurring in connection with, and during 18 months following and, in certain circumstances, six months before, a change in control of Spectranetics (the “Change in Control Period”). The acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under the terms of the severance agreements. The change in control payments and benefits under the severance agreements are “double-trigger” payments and benefits, meaning that no payments and benefits are provided solely as a result of a change in control, and the executive officers do not become entitled to payments and benefits unless the executive officer also experiences a Qualifying Termination (as defined below).

The severance agreements provide that in the event of a Qualifying Termination, and in exchange for a release of claims in favor of Spectranetics, the executive officer will be entitled to the following payments and benefits: (i) a lump-sum payment equal to the executive officer’s annual base salary (in the case of Mr. Drake, two times annual base salary), (ii) a lump-sum payment equal to the executive officer’s annual target bonus and (iii) payment of COBRA premiums for up to 12 months. Lump-sum payments described in (i) and (ii) will be paid on the Company’s first regular payroll date that is more than 60 days, but not later than 75 days, after the Qualifying Termination.

The severance agreements provide that, if any transaction-related payments under the severance agreement or any other plans and arrangements of Spectranetics payable to an executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code, the payments would be reduced in order to avoid imposition of an excise tax under Section 4999 of the Code only if the net after-tax amount of such parachute payment to the executive is less than 10% more than the net after-tax amount to such executive if such severance payments are reduced. For an estimate of the value of the payments and benefits described above that would become payable under the severance agreements in the event of a Qualifying Termination with respect to our executive officers, see “Information Regarding Golden Parachute Compensation” below.

For purposes of the severance agreements, a Qualifying Termination is a termination without Cause or resignation for Good Reason occurring during the Change in Control Period. The below definitions generally apply.

“Cause” means:

(i)	willful failure by the executive officer to perform his or her duties (other than any such failure resulting from incapacity due to physical or mental illness) when such failure continues for 15 days after written notice from Spectranetics describing such failure;

(ii)	willful engagement in dishonesty, illegal conduct, or gross misconduct by the executive officer that is, in each case, injurious to Spectranetics or its affiliates or reasonably determined by the Board to likely be injurious to Spectranetics or its affiliates (including injuries to reputation, employee morale or financial results);

(iii)	embezzlement, misappropriation or fraud by the executive officer, whether or not related to the executive officer’s employment with Spectranetics;

(iv)	material breach by the executive officer of any of the executive officer’s duties or obligations under the severance agreement or under any other written agreement between the executive officer and Spectranetics or its affiliates; or

(v)	conviction of or plea of guilty or nolo contendere by the executive officer to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude.

For purposes of this definition, no act or failure to act by the executive officer is “willful” unless it is done, or omitted to be done, by the executive officer in bad faith or without reasonable belief that the executive officer’s action or omission was in the best interests of Spectranetics.

“Good Reason” means the initial existence of any of the following events without executive officer’s consent:

(i)	a material reduction of the executive officer’s base salary other than a general reduction in base salary that affects all similarly situated executive officers in substantially the same proportions; for the avoidance of doubt, the reduction of the executive officer’s base salary by more than 10% in the aggregate in any two-year period is deemed a material reduction for purposes of this clause (i) unless such reduction affects all similarly situated executive officers in substantially the same proportions;

(ii)	a material reduction by Spectranetics of the executive officer’s target bonus opportunity, target long-term incentive opportunity, or both, as determined by considering each opportunity in effect immediately prior to the reduction; for the avoidance of doubt, the reduction of the executive officer’s target bonus opportunity by more than 10% in the aggregate in any two-year period, the reduction of the executive officer’s target long-term incentive opportunity by more than 10% in the aggregate in any two-year period, or both is deemed a material reduction for purposes of this clause (ii) unless such reduction affects all similarly situated executive officers in substantially the same proportions;

(iii)	a requirement by Spectranetics that the executive officer be based at any office or location over 50 miles from the office or location at which the executive officer is based immediately prior to the date on which the severance agreement became effective;

(iv)	a failure of any successor entity to honor and assume the severance agreement;

(v)	a material, adverse change in the executive officer’s authority, duties, or responsibilities (other than temporarily while the executive officer is physically or mentally incapacitated or as required by applicable law); or

(vi)	a requirement by Spectranetics that the executive officer engage in any conduct that the executive officer reasonably believes will violate applicable laws, regulations, codes of conduct, or ethical standards.

An executive officer cannot terminate his or her employment for Good Reason unless the executive officer has provided written notice to Spectranetics of the circumstances providing grounds for termination for Good Reason within 30 days of the initial existence of such grounds and Spectranetics has had at least 30 days from the date on which such notice is provided to cure such circumstances, if curable. If the executive officer does not terminate his or her employment for Good Reason within 90 days after the first occurrence of the grounds for such termination, the executive officer has waived the right to terminate for Good Reason on such grounds.

Company Employees

Under the Merger Agreement, Parent has agreed that, for a period of one year following the Effective Time, it will, or will cause the Surviving Corporation to, provide to each individual who immediately before the Effective Time is an employee of Spectranetics or any of its subsidiaries (each, a “Company Employee”) with (i) a base salary or wages (as applicable) and severance benefits that are no less favorable, in each case, than those provided to such Company Employee by Spectranetics or its subsidiaries immediately prior to the Effective Time and (ii) employee benefit plans and arrangements (other than base salary or wages, annual bonus, long-term incentive opportunities and severance benefits) that are no less favorable in the aggregate than those provided to the Company Employees immediately prior to the Effective Time. Parent has also agreed that from the Effective Time until December 31, 2017, Parent will provide each Company Employee with target and maximum annual cash bonus opportunities that are no less favorable, in each case, than those in effect immediately prior to the Effective Time. Subsequently, from January 1, 2018 and until December 31, 2018, Parent will provide each Company Employee with a target annual cash bonus opportunity that is no less favorable than that in effect immediately prior to the Effective Time and on other terms and conditions no less favorable than provided to similarly situated employees of Parent.

For all purposes under any employee benefit plan or arrangement of Spectranetics, the Surviving Corporation and their respective affiliates, including severance benefits and vacation or other paid time-off benefits, made available to any Company Employee after the Effective Time, Parent has agreed to provide that (i) each Company Employee be given full service credit for all purposes, including determining eligibility to participate, level of benefits and vesting under any employee benefit plan maintained by Parent, the Surviving Corporation or any of their subsidiaries for such Company Employee’s service with Spectranetics or its subsidiaries to the same extent recognized prior to the Effective Time by Spectranetics and its subsidiaries (provided that no such service will be recognized (a) to the extent that such recognition would result in any duplication of benefits for the same period of service, (b) for the purposes of benefit accruals under any defined benefit pension plan or other plan, (c) for purposes of early retirement subsidies or (d) to the extent such service was not recognized under any similar Spectranetics plan), (ii) Parent will undertake commercially reasonable efforts to cause all preexisting conditions and exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to Company Employees and their eligible dependents and beneficiaries to be waived, to the extent such limitations were waived, satisfied or did not apply to such Company Employees or eligible dependents or beneficiaries under the corresponding Spectranetics welfare plan in which such Company Employees participated immediately prior to the Effective Time and (iii) to the extent commercially practicable, credit under any such welfare plan for any co-payments, deductibles and similar expenditures for the remainder of the calendar year in which the Effective Time occurs.

Spectranetics has also agreed to pay to each Company Employee who participates in Spectranetics’ annual incentive plan a pro-rated lump-sum cash payment with respect to Spectranetics’ 2017 fiscal year immediately prior to the closing of the Merger. Such payment will be prorated by multiplying the annual bonus amount (determined as described in the immediately following sentence) by a fraction, the numerator of which is the number of days in Spectranetics’ 2017 fiscal year that elapse prior to the date on which the Merger closes, and the denominator of which is 365. In consultation with Parent, Spectranetics may determine, in good faith, the annual bonus amount with respect to each Company Employee including, to the extent Spectranetics determines that applicable performance goals would have been achieved for fiscal year 2017, by extrapolating the level of actual performance during the portion of such year occurring prior to the date on which the Merger closes through the end of such fiscal year.

Parent has also agreed to honor, or cause the Surviving Corporation to honor, all Spectranetics benefit plans in accordance with their terms as in effect as of the date of the Merger Agreement. Nothing in the Merger Agreement prevents the amendment or termination of any specific plan, program, policy, practice or agreement, or will be construed to interfere with Spectranetics’, the Surviving Corporation’s or any of their respective affiliates’ rights or obligations to make changes as are necessary to comply with applicable law, the terms of the Merger Agreement or any Spectranetics benefit plan.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger for each of Spectranetics’ named executive officers, including those executive officers who were named executive officers in Spectranetics’ most recent filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Scott Drake, Stacy McMahan, Shahriar Matin and Donna Ford-Serbu are considered named executive officers for purposes of the SEC disclosure rules. While Udo Scheiner was a named executive officer in Spectranetics’ annual proxy statement for the 2017 fiscal year, his employment with Spectranetics was terminated effective November 7, 2016 and he is not eligible to receive any compensation based on or otherwise related to the Offer and the Merger. In addition, the golden parachute compensation disclosure is also presented for Scott Hutton, Spectranetics’ only other executive officer. Accordingly, references to named executive officers in the table below and the footnotes thereto do not include Mr. Scheiner but do include Mr. Hutton.

The table below assumes that (i) the acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under the severance agreements, (ii) the acceptance of the Shares for payment pursuant to the Offer and the Effective Time occur on August 10, 2017, which is the assumed date solely for purposes of this golden parachute disclosure, (iii) each named executive officer will experience a Qualifying Termination at such time, (iv) no payments are delayed under Section 409A of the Code and (v) no payments are subject to reduction, to the extent otherwise required by the terms of any applicable agreement, on account of the application of Section 280G of the Code to such payments. The amounts reported in the table regarding equity compensation are estimates based on the $38.50 per share cash consideration payable in the Offer and subsequent Merger. All of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, that an executive officer receives may materially differ from the amounts set forth in the table.

As discussed above in the section entitled “Severance Agreements”, payments and benefits under the severance agreements are contingent on the executive officers’ execution of a release of claims in favor of Spectranetics. Additionally each executive officer is subject to confidentiality and non-disparagement restrictions at all times, as well as non-competition and employee and customer non-solicitation restrictions during the executive officer’s employment and for one year following the termination of employment for any reason.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Scott Drake	$2,410,290	$16,914,114	$22,152	$19,346,556
Stacy McMahan	$907,518	$3,081,201	$22,152	$4,010,877
Shahriar Matin	$821,614	$4,968,641	$22,152	$5,812,407
Donna Ford-Serbu	$537,737	$1,912,354	$22,152	$2,472,242
Scott Hutton	$631,438	$1,000,616	$22,152	$1,654,206

(1)

The amounts in this column represent the estimated value of (a) the pro-rata portion of the 2017 annual incentive bonus that each named executive officer is entitled to under the terms of the Merger Agreement (assuming achievement of performance goals at target level) and (b) the cash severance payments that would be received by the named executive officer under the severance agreement in the event of a Qualifying Termination. Actual bonus amounts will depend on the date on which the Merger closes and achievement of performance levels. Severance payments represent (i) a lump-sum payment equal to the named executive officer’s annual base salary (in the case of Mr. Drake, two times annual base salary) and (ii) a lump-sum payment equal to the named executive officer’s annual target bonus. Amounts in respect of the pro-rata bonus are considered “single-trigger” because they are payable upon the closing of the Merger. Amounts in respect of cash severance payments are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination. For additional disclosure related to the amounts disclosed in this column, see the section titled “Severance Agreements” above.

The payments are estimated based on the compensation levels in effect immediately prior to the filing of this Schedule 14D-9; therefore, if compensation levels are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

The following table breaks down the amounts in this column by type of payment:

Name	Severance	Pro Rata 2017 Annual Bonus
Scott Drake	$2,004,000	$406,290
Stacy McMahan	$732,105	$175,413
Shahriar Matin	$662,805	$158,809
Donna Ford-Serbu	$447,093	$90,644
Scott Hutton	$525,000	$106,438

(2)	The amounts in this column represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested Company Stock Options, Company RSUs and Company PSUs based on the number of such awards held by the applicable executive officer as of July 10, 2017, taking into account any regularly scheduled vesting and settlement of awards on or prior to August 10, 2017, the assumed date of the closing of the Merger, and assuming all Company PSUs are treated as provided for in the Merger Agreement. For additional disclosure related to the amounts disclosed in this column, see the section titled “Treatment of Equity Awards in the Transaction” above.

These payments are considered “single-trigger” because they are payable upon the closing of the Merger.

The following table breaks down the amounts in this column by type of payment:

Name	Amount Payable in Respect of Unvested Company Stock Options	Amount Payable in Respect of Unvested Company RSUs	Amount Payable in Respect of Unvested Company PSUs	Total
Scott Drake	$1,475,518	$5,827,630	$9,610,967	$16,914,114
Stacy McMahan	$1,017,626	$1,044,082	$1,019,499	$3,081,207
Shahriar Matin	$1,180,414	$1,953,529	$1,834,698	$4,968,641
Donna Ford-Serbu	$295,104	$784,938	$832,312	$1,912,354
Scott Hutton	$107,070	$595,711	$297,836	$1,000,616

(3)	The amounts in this column represent the estimated value of 12 months of continued payment of COBRA premiums, which the named executive officer would be entitled to receive under the severance agreements in the event of a Qualifying Termination. Continued health benefits are estimated at $1,846 per month. These benefits are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination.
(4)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (3).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single-Trigger ($)	Double-Trigger ($)
Scott Drake	$17,320,366	$2,026,152
Stacy McMahan	$3,256,620	$754,257
Shahriar Matin	$5,127,412	$684,957
Donna Ford-Serbu	$2,002,998	$469,245
Scott Hutton	$1,107,054	$547,152

Indemnification, Expense Advancement and Exculpation of Directors and Officers

Under Section 145 of the DGCL, Spectranetics has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Spectranetics or of a subsidiary of Spectranetics (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee was a director or officer of Spectranetics or such subsidiary or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of Spectranetics or such subsidiary or taken at the request of Spectranetics or such subsidiary (including in connection with serving at the request of Spectranetics or such subsidiary as a director, officer, employee, agent trustee or fiduciary of another person (including any employee benefit plan)), in each case under clause (i) or (ii), at, or at any time prior to the Effective Time (including any action relating in whole or in part to the Transactions or relating to the enforcement of this provision under the Merger Agreement or any other indemnification or advancement right of any Indemnitee).

Additionally, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume all obligations of Spectranetics and any subsidiary of Spectranetics to the Indemnitees in respect of indemnification, expense advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in Spectranetics’ certificate of incorporation and bylaws and the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between Spectranetics and any Indemnitee. The Merger Agreement also provides that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee as incurred to the fullest extent Spectranetics would have been permitted to do so under applicable law.

Additionally, the Merger Agreement provides that from and after the Effective Time, Parent will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions that are no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification and expense advancement than are set forth as of the date of the Merger Agreement in Spectranetics’ certificate of incorporation and bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits Spectranetics to obtain at or prior to the Effective Time a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Spectranetics and its subsidiaries with respect to matters arising on or prior to the Effective Time, covering without limitation the Transactions. In the event Spectranetics does not obtain such “tail” insurance policies, then, for the six-year period commencing immediately after the Effective Time, the Surviving Corporation will maintain in effect Spectranetics’ current directors’ and officers’ insurance and fiduciary liability insurance policies with respect to matters arising on or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by Spectranetics’ directors’ and officers’ liability insurance and fiduciary liability insurance policies, provided that if any indemnifiable claim is brought against an Indemnitee prior to the sixth anniversary of the Effective Time, the Surviving Corporation’s obligations to maintain such insurance policies will continue until such claim is resolved. Notwithstanding the foregoing, regardless of whether Spectranetics obtains the “tail” policy, neither the “tail” policy nor the annual premiums for insurance policies paid by the Surviving Corporation will exceed an annual premium for such insurance in excess of 300% of the last annual premium paid by Spectranetics for such insurance before the date of the Merger Agreement.

Other Arrangements

To the best knowledge of Spectranetics, except for certain agreements described in this Schedule 14D-9 between Spectranetics and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Spectranetics, on the one hand, and Parent, Purchaser or Spectranetics, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Spectranetics entering into any such agreement, arrangement or understanding.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on June 27, 2017, after careful discussion and consideration at a meeting duly called and held, the Board adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Merger and the execution, delivery and performance by Spectranetics of the Merger Agreement and the consummation of the Transactions; (ii) resolving that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommending that Spectranetics stockholders accept the Offer and tender their Shares in the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of Spectranetics and other parties.

The Board, together with Spectranetics’ management and with the assistance of Spectranetics’ advisors, periodically reviews and considers various strategic and other opportunities available to Spectranetics, potential operational changes and other ways to enhance stockholder value, including in light of Spectranetics’ performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have included discussions as to whether the continued execution of Spectranetics’ strategy as a standalone company (including possible operational and capital structure changes) or the possible sale of Spectranetics to, or combination of Spectranetics with, a third party offered the best avenue to enhance stockholder value and the potential benefits and risks of any such course of action.

On January 10, 2017, Scott Drake, Spectranetics’ President and Chief Executive Officer, and Shahriar Matin, Spectranetics’ Chief Operating Officer, met with Bert van Meurs, Philips’ Business Group Leader for Image-Guided Therapy, and Jacob Giannotti, Philips’ Vice President of Mergers and Acquisitions, at the annual J.P. Morgan Healthcare Conference in San Francisco. At the meeting, which had been requested by Messrs. van Meurs and Giannotti, Messrs. Drake, Matin, van Meurs and Giannotti discussed growth drivers of each company and general market dynamics. Also at the J.P. Morgan Healthcare Conference, Mr. Drake met briefly with Frans van Houten, Philips’ Chief Executive Officer, in a separate meeting, and they discussed general market dynamics.

On February 16, 2017, Messrs. Drake and Matin met again in person with Messrs. van Meurs and Giannotti. At the meeting, Messrs. van Meurs and Giannotti indicated that Philips was interested in exploring a strategic transaction with Spectranetics and discussed the strategic logic of such a transaction. Messrs. van Meurs and Giannotti informed Messrs. Drake and Matin that Philips intended to offer a meaningful premium to

Spectranetics and that Philips sought to complete a transaction quickly. Messrs. van Meurs and Giannotti also informed Messrs. Drake and Matin that they intended to obtain approval from Philips’ investment committee on or about March 6, 2017, and that, if approval was received, they intended to send a written proposal to Spectranetics promptly thereafter.

On February 21, 2017, the Business Development Committee of the Board met telephonically, with members of Spectranetics’ management participating, to discuss Philips’ interest in exploring a strategic transaction with Spectranetics. Mr. Drake described to the Business Development Committee the meetings with Messrs. van Houten, van Meurs and Giannotti that had taken place at the J.P. Morgan Healthcare Conference and on February 16, 2017. The Business Development Committee then discussed potential responses to Philips’ outreach, including retaining a financial advisor and legal counsel. The Business Development Committee proposed the potential retention of J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”) as financial advisor to Spectranetics for the transaction and Cravath, Swaine & Moore LLP (which we refer to as “Cravath”) as legal counsel for the transaction. Both J.P. Morgan and Cravath had previously assisted Spectranetics in evaluating potential strategic alternatives. The Business Development Committee determined that the decision to retain a financial advisor and legal counsel should be discussed and approved by the Board.

On February 22, 2017, the Nominating and Corporate Governance Committee of the Board met telephonically, with members of Spectranetics’ management participating. Among other topics, the Nominating and Corporate Governance Committee discussed the potential formation of a strategic review committee of the Board to assist the Board and management in a review of strategic options available to Spectranetics, including any offers Spectranetics may receive from Philips or other interested parties.

On March 7, 2017 and March 8, 2017, the Nominating and Corporate Governance Committee met in person, with members of Spectranetics’ management participating. Among other topics, the Nominating and Corporate Governance Committee again discussed the potential formation of a strategic review committee of the Board to assist the Board and management in a review of strategic options available to Spectranetics, including any offers Spectranetics may receive from Philips or other interested parties. The Nominating and Corporate Governance Committee determined to raise this matter for the Board’s consideration, and began to discuss directors with transactional experience and other qualifications who may be able to serve on such a committee in the event the Board determined to form such a committee.

On March 14, 2017, Messrs. Drake and Matin met telephonically with Messrs. van Meurs and Giannotti to discuss Philips’ interest in exploring a strategic transaction with Spectranetics. At the meeting, which was requested by Philips, Messrs. van Meurs and Giannotti described the strategic logic of a combination between the two companies and presented a non-binding indication of interest proposing to acquire Spectranetics in an all-cash transaction for a purchase price of $34.00 per share (the “Initial Proposal”). The Initial Proposal was based on public information available at the time and was subject to engaging in due diligence. Spectranetics subsequently received a letter from Philips outlining the Initial Proposal.

On March 20, 2017, the Board met telephonically to discuss the Initial Proposal. Members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participated in the meeting. At the meeting, representatives of Cravath reviewed with the members of the Board their fiduciary duties. Members of Spectranetics’ management then presented three preliminary financial projections scenarios prepared by Spectranetics’ management (such preliminary financial projections scenarios, as finalized and set forth in “Item 4. The Solicitation or Recommendation—Certain Spectranetics Forecasts” below, the “Management Cases”), and J.P. Morgan presented its preliminary financial analyses based on the Management Cases. The Board then considered the price proposed by Philips and the value implied by J.P. Morgan’s preliminary financial analyses. The directors considered the potential impact that discussions with Philips would have on the upcoming commercial launch of the Stellarex Drug Coated Balloon platform (“Stellarex”). The directors discussed the importance of balancing the time the Board and Spectranetics’ management would need to dedicate to exploring a potential transaction with the time required to prepare for the upcoming commercial launch of

Stellarex. The Board also discussed that entering into an agreement for a strategic transaction with Philips that did not close would be very detrimental to Spectranetics and, accordingly, any transaction agreement would need to provide for a high degree of deal certainty. Based on this discussion, the Board concluded that Mr. Drake should share limited financial and business information with Philips under a confidentiality agreement to facilitate an enhanced proposal from Philips.

On March 22, 2017, Spectranetics entered into the Confidentiality Agreement with Philips LLC.

On March 23, 2017, Messrs. Drake and Matin met in person with Messrs. van Meurs and Giannotti and Christopher Barys, Senior Vice President and Business Leader for Image-Guided Therapy at Philips, to share limited financial and business information about Spectranetics as authorized by the Board at the March 20, 2017 Board meeting.

On March 31, 2017, Messrs. Drake and Matin again met telephonically with Messrs. van Meurs and Giannotti to discuss Philips’ continued interest in exploring a strategic transaction with Spectranetics. At the meeting, Messrs. van Meurs and Giannotti reiterated the strategic logic of a combination between the two companies and presented a revised non-binding indication of interest to acquire Spectranetics in an all-cash transaction for a purchase price of $35.00 per share (the “March 31 Offer”). The March 31 Offer was based on public information available at the time and the limited information shared with Philips at the March 23, 2017 meeting. The March 31 Offer was also subject to engaging in further due diligence. After the meeting, Spectranetics received a letter from Philips outlining the March 31 Offer.

On April 3, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to consider the March 31 Offer. At the meeting, representatives of Cravath reviewed with the members of the Board their fiduciary duties. Management then presented the preliminary Management Cases, and J.P. Morgan presented its preliminary financial analyses. The Board then discussed the directors’ reactions to the March 31 Offer, including the price proposed by Philips and the value implied by J.P. Morgan’s preliminary financial analyses. The Board concluded that Spectranetics’ management should respond to representatives of Philips by stating that the March 31 Offer was not a basis upon which the Board would be willing to continue to explore a potential strategic transaction with Philips. The Board also authorized management to offer to Philips the opportunity for a discussion between representatives of J.P. Morgan and Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as “BofA Merrill Lynch”), Philips’ financial advisor, if Philips would find such a discussion helpful in arriving at an appropriate valuation for Spectranetics.

The Board also considered the potential benefit of forming an advisory group (the “Advisory Group”) composed of a small number of directors to assist and provide guidance to Spectranetics’ management and advisors with respect to any future interactions with Philips. The Board determined that the Nominating and Corporate Governance Committee should recommend directors to serve on the Advisory Group, which the Board would then formally consider.

On April 4, 2017, the Nominating and Corporate Governance Committee met telephonically, with members of Spectranetics’ management participating, to discuss the formation of the Advisory Group consistent with the Board’s discussion at the April 3, 2017 meeting. The Nominating and Corporate Governance Committee decided to recommend to the Board that the Board form the Advisory Group and recommended that the Advisory Group consist of directors R. John Fletcher and Daniel Pelak. Later that day, the Board accepted the recommendation of the Nominating and Corporate Governance Committee and authorized the creation of the Advisory Group, consisting of Messrs. Fletcher and Pelak.

Also on April 4, 2017, representatives of BofA Merrill Lynch contacted Todd Schermerhorn, a director of Spectranetics. Mr. Schermerhorn explained to the representatives of BofA Merrill Lynch that he was not authorized to engage in substantive discussions regarding any potential transaction.

On April 5, 2017, the Advisory Group met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to receive an update on plans for communications between management and Philips and J.P. Morgan and BofA Merrill Lynch.

On April 6, 2017, Mr. Drake met telephonically with Messrs. van Meurs and Giannotti to communicate that the March 31 Offer was not a basis upon which the Board would be willing to continue to explore a potential strategic transaction with Philips. Mr. Drake also told Messrs. van Meurs and Giannotti that J.P. Morgan would be available to discuss valuation considerations with BofA Merrill Lynch if Philips would find such a discussion helpful in arriving at an appropriate valuation for Spectranetics.

On April 6, 2017, consistent with the Board’s direction at the April 3, 2017 Board meeting, representatives of J.P. Morgan met telephonically with representatives of BofA Merrill Lynch to discuss certain considerations relating to the valuation of Spectranetics.

On April 10, 2017, representatives of J.P. Morgan met telephonically with representatives of BofA Merrill Lynch to discuss Philips’ continued interest in acquiring Spectranetics. In the meeting, BofA Merrill Lynch described Philips’ third non-binding indication of interest to acquire Spectranetics in an all-cash transaction, for a purchase price of $36.00 per share (the “April 10 Offer”). The April 10 Offer was based on public information available at the time and the limited information shared with Philips at the March 23, 2017 meeting. The April 10 Offer was also subject to engaging in further due diligence. In the meeting, BofA Merrill Lynch signaled that Philips would be willing to move to a higher price if it identified sources of incremental value in due diligence. After the meeting, Spectranetics received a letter from Philips outlining the April 10 Offer.

Also on April 10, 2017, Mr. Fletcher, in his capacity as the chairman of the Board, after conferring with representatives of J.P. Morgan and Mr. Drake and based on feedback from various directors, determined that a preliminary assessment of the interest of other likely potential counterparties would be useful to the Board in determining how to respond to the April 10 Offer. Mr. Fletcher directed J.P. Morgan to solicit preliminary reactions from other likely potential counterparties to a potential strategic transaction with Spectranetics.

During the week of April 10, 2017, J.P. Morgan began to contact four other potential counterparties that Spectranetics and J.P. Morgan determined could be interested in a potential strategic transaction with Spectranetics. Two potential counterparties indicated that they were not interested in exploring a transaction at that time. One potential counterparty (“Party A”) indicated interest in exploring a transaction, but conveyed that it would need to assess internally whether it could move forward with exploring a transaction. A fourth potential counterparty (“Party B”) indicated interest in exploring a transaction, but conveyed that it was unlikely to explore a transaction during 2017.

On April 14, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to consider the April 10 Offer. At the meeting, representatives of Cravath reviewed with the members of the Board their fiduciary duties.

J.P. Morgan then provided a summary of its discussion with representatives of BofA Merrill Lynch on April 10, 2017, during which BofA Merrill Lynch had described the revised proposal to acquire Spectranetics for $36.00 per share and signaled Philips’ willingness to move to a higher price if Philips identified sources of incremental value in due diligence. J.P. Morgan also provided a summary of their discussions with each of the four other potential counterparties, including a summary of each such party’s reaction to J.P. Morgan’s outreach. Management then presented the preliminary Management Cases, and J.P. Morgan presented its preliminary financial analyses.

The Board then discussed the April 10 Offer, including the price proposed by Philips and the value implied by J.P. Morgan’s preliminary financial analyses. The directors considered the potential scope and timing of due diligence, the increased potential for leaks about a potential transaction, the potential for management distraction and the effect that a competitive dynamic with other potential counterparties would have on negotiations with Philips. The directors concluded that the Board would be willing to permit Philips to enter into due diligence only if Philips acknowledged that, subject to its due diligence review, Philips was prepared to increase its offer to acquire Spectranetics to above $38.00 per share. The Board then directed J.P. Morgan to communicate to BofA Merrill Lynch that there would not be consensus among the directors in support of a transaction with Philips unless Philips increased its offer to this price range. The Board directed J.P. Morgan to report back on Philips’ response.

Also at the April 14, 2017 Board meeting, the directors considered the benefits of forming a committee of directors (which we refer to as the “Strategic Review Committee”) that would, for purposes of assisting the Board in evaluating and otherwise facilitating the efficient evaluation of a potential transaction, be responsible for overseeing management and Spectranetics’ advisors with respect to their analysis and evaluation of Philips’ proposal and any other proposals for strategic transactions from third parties, supervising management’s negotiation of a potential strategic transaction and reporting back to the Board with respect to material developments relating to any potential strategic transaction. The directors concluded that, should the Board allow Philips to conduct due diligence, it would be in the best interests of Spectranetics and its stockholders to form the Strategic Review Committee. The directors instructed the Nominating and Corporate Governance Committee to identify potential members of the Strategic Review Committee and to recommend to the Board a charter for the Strategic Review Committee reflecting its role and responsibilities.

On April 14, 2017, the Nominating and Corporate Governance Committee met, with members of Spectranetics’ management participating. Consistent with the Board’s instructions, the Nominating and Corporate Governance Committee discussed a charter for the Strategic Review Committee and determined to recommend that the Strategic Review Committee consist of directors B. Kristine Johnson, Fletcher and Pelak.

On April 15, 2017, representatives of J.P. Morgan met telephonically with representatives of BofA Merrill Lynch to discuss the Board’s response to the April 10 Offer. J.P. Morgan communicated to BofA Merrill Lynch that there would not be consensus among the directors in support of a transaction with Philips unless Philips increased its offer for Spectranetics by an amount greater than its two previous increases combined, and that the Board would be willing to permit Philips to enter into due diligence only if Philips acknowledged that, subject to its due diligence review, Philips was prepared to increase its offer to acquire Spectranetics by at least that amount. Representatives of BofA Merrill Lynch affirmed that they clearly understood the Board’s position and that they would communicate this position to Philips.

Also on April 15, 2017, Mr. Drake met telephonically with the Chief Executive Officer of Party A to discuss whether Party A would be able to explore a potential strategic transaction with Spectranetics. The Chief Executive Officer of Party A said that he would evaluate whether Party A could explore a potential strategic transaction with Spectranetics at that time.

On April 17, 2017, representatives of J.P. Morgan met telephonically with representatives of BofA Merrill Lynch. In the meeting, representatives of BofA Merrill Lynch reaffirmed Philips’ desire to continue to explore a potential strategic transaction with Spectranetics. Representatives of BofA Merrill Lynch informed J.P. Morgan that Philips had authorized BofA Merrill Lynch to report to J.P. Morgan that Philips was willing to move forward with due diligence based on the understanding that, subject to its due diligence review, Philips would need to increase its offer by an amount greater than its two previous increases combined. BofA Merrill Lynch reported that Philips’ offer was not constrained by any inability to pay.

Also on April 17, 2017, Mr. Drake again met telephonically with the Chief Executive Officer of Party A to discuss whether Party A could explore a potential strategic transaction with Spectranetics. The Chief Executive Officer of Party A informed Mr. Drake that Party A did not believe it could explore a potential strategic transaction with Spectranetics at that time.

On April 20, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to consider potential responses to the April 10 Offer.

Representatives of J.P. Morgan provided a summary of their conversations with representatives of BofA Merrill Lynch between April 15, 2017 and April 17, 2017, during which J.P. Morgan communicated to BofA Merrill Lynch that there would not be consensus among the directors in support of a transaction with Philips unless Philips increased its offer for Spectranetics by an amount greater than its two previous increases combined. The Board then considered whether to permit Philips to enter into due diligence. The directors considered the fact that Philips had affirmed that it understood that it would need to enhance its offer to above $38.00 per share for there to be a basis for a transaction, the likelihood that Philips would enhance its offer following due diligence and the shortest time period in which due diligence could reasonably be conducted. After deliberation, the directors authorized management to permit Philips to enter into due diligence, stressing the importance of completing the due diligence process in a short timeframe.

After representatives of J.P. Morgan were excused from the meeting, the Board also discussed formally retaining a financial advisor to assist management and the Board in connection with the evaluation of Philips’ proposal and any other proposal that might arise from other third parties. The Board considered J.P. Morgan for the role of financial advisor in light of J.P. Morgan’s knowledge of Spectranetics and its industry and experience in similar situations. The Board authorized and instructed management to work with the Strategic Review Committee to negotiate terms for the potential engagement of J.P. Morgan, which negotiated terms would be submitted to the Board for its review and approval. The Board also discussed the potential engagement of a second financial advisor with respect to Philips’ proposal and instructed the Strategic Review Committee and management to discuss the potential benefits and terms of such engagement and to report back to the Board.

Also at the April 20, 2017 Board meeting, the Board discussed and approved the Nominating and Corporate Governance Committee’s recommendation that the Strategic Review Committee be composed of Ms. Johnson and Messrs. Fletcher and Pelak. The Board also discussed and approved the charter of the Strategic Review Committee, as recommended by the Nominating and Corporate Governance Committee.

After representatives of Cravath were excused from the meeting, the Board also discussed formally retaining a legal advisor to assist management and the Board in connection with the evaluation of Philips’ proposal and any other proposal that might arise. The Board considered Cravath for the role of legal advisor in light of Cravath’s knowledge of Spectranetics and its industry and experience in similar situations. The Board authorized and instructed management to work with the Strategic Review Committee to negotiate terms for the potential engagement of Cravath, which negotiated terms would be submitted to the Board for its review and approval.

On May 1, 2017, the Strategic Review Committee met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss developments relating to interactions with Philips and the engagement of financial advisors and legal counsel. Mr. Drake relayed to the Strategic Review Committee his discussions with Party A, and noted that Party A had confirmed that it could not explore a potential strategic transaction with Spectranetics at this time. Mr. Drake also informed the Strategic Review Committee that Spectranetics had provided Philips access to a virtual data room containing due diligence information relating to Spectranetics.

After representatives of J.P. Morgan were excused from the meeting, the Strategic Review Committee then discussed retaining J.P. Morgan as a financial advisor consistent with the Board’s instructions from the April 20, 2017 meeting. The Strategic Review Committee reviewed a disclosure letter provided by J.P. Morgan regarding J.P. Morgan’s relationships with Spectranetics and Philips, which included information regarding the fees that had been paid by Spectranetics and Philips to J.P. Morgan over the preceding two-year period. The Strategic Review Committee determined that, based on information provided by J.P. Morgan and advice from Cravath, there were no conflicts of interests that would prevent J.P. Morgan from acting as financial advisor to Spectranetics, and that the skill and expertise of J.P. Morgan and its knowledge of the industry and Spectranetics would be valuable to the Board in evaluating Philips’ proposal. The Strategic Review Committee reviewed a proposed draft of J.P. Morgan’s engagement letter with Spectranetics and, after discussion, gave direction to management on negotiating the terms of J.P. Morgan’s engagement letter. The Strategic Review Committee directed management to proceed in negotiating an engagement letter with J.P. Morgan and, assuming management successfully negotiated terms consistent with the Strategic Review Committee’s direction, authorized management to submit on behalf of the Strategic Review Committee such revised terms to the Board for the Board’s review.

The Strategic Review Committee also discussed the potential retention of a second financial advisor. Ms. Johnson, who also serves on the board of directors of the Piper Jaffray Companies, recused herself from the discussion of the potential retention of a second financial advisor. The Strategic Review Committee members considered the benefits of engaging a second financial advisor, the potential scope of engagement of a second financial advisor, the costs of retaining a second financial advisor, the potential disadvantages of engaging a second financial advisor and the timing for the potential engagement of a second financial advisor. After deliberation, the Strategic Review Committee determined that it was advisable to present the option of engaging a second financial advisor to the Board for its consideration.

The Strategic Review Committee then reviewed a working draft of the merger agreement, a copy of which had been posted to the Strategic Review Committee prior to the meeting. Representatives of Cravath reviewed key terms of the agreement with the Strategic Review Committee, noting that the draft had been prepared to provide a high degree of deal certainty and speed to closing. After deliberation, the Strategic Review Committee directed management to move forward with negotiations of the merger agreement on the basis of the draft they had reviewed.

After representatives of Cravath were excused from the meeting, the Strategic Review Committee then discussed retaining Cravath as a legal advisor consistent with the Board’s instructions from the April 20, 2017 meeting. Members of the Strategic Review Committee reviewed a proposed draft of Cravath’s engagement letter and, after discussion, gave direction to management on negotiating the terms of Cravath’s engagement letter. The Strategic Review Committee directed management to proceed with negotiating an engagement letter with Cravath and, assuming management successfully negotiated terms consistent with the Strategic Review Committee’s direction, authorized management to submit on behalf of the Strategic Review Committee such revised terms to the Board for the Board’s review.

Later on May 1, 2017, management negotiated the J.P. Morgan engagement letter and Cravath engagement letter and achieved terms consistent with the Strategic Review Committee’s direction, then submitted such engagement letters to the Board for its approval. The Board reviewed and approved the engagement of J.P. Morgan and Cravath as financial and legal advisors, respectively, to Spectranetics, and entry into the J.P. Morgan engagement letter and Cravath engagement letter on the terms negotiated by management at the Strategic Review Committee’s direction.

On May 1, 2017, representatives of Cravath sent a draft of the merger agreement to Sullivan & Cromwell LLP (which we refer to as “Sullivan & Cromwell”), Philips’ outside counsel.

Beginning on May 4, 2017, representatives of Spectranetics and its advisors engaged in a series of due diligence calls with representatives of Philips and its advisors.

On May 5, 2017, Mr. Drake had an in person meeting with the Chief Executive Officer of a company in the medical technology industry (“Party C”) following outreach from Party C. Party C had not been among the potentially interested additional counterparties initially contacted by J.P. Morgan during the week of April 10, 2017. The Chief Executive Officer of Party C explained to Mr. Drake that Party C was interested in exploring a potential strategic combination that would not involve an acquisition of Spectranetics by Party C. The Chief Executive Officer of Party C did not make a proposal for a strategic transaction between Party C and Spectranetics, and there was no further communication between Party C and Spectranetics regarding a potential strategic transaction subsequent to this meeting.

On May 8, 2017 and May 9, 2017, representatives of Spectranetics and its advisors and representatives of Philips and its advisors attended management presentations in Denver, Colorado.

On May 11, 2017, representatives of J.P. Morgan held a telephonic meeting with representatives of BofA Merrill Lynch, during which the representatives of BofA Merrill Lynch indicated that Philips was targeting entering into a definitive agreement to acquire Spectranetics in late May or early June.

On May 12, 2017, Messrs. Drake and Matin had a telephonic meeting with Messrs. van Meurs and Giannotti, during which Messrs. van Meurs and Giannotti affirmed Philips’ continuing interest in acquiring Spectranetics, indicated that they believed Philips’ investment committee would be willing to enhance Philips’ offer to acquire Spectranetics following the completion of due diligence and emphasized their desire to complete the process quickly.

Later on May 12, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the management presentations held in Denver on May 8, 2017 and May 9, 2017.

Mr. Drake provided the Board with an update on discussions with other potentially interested parties. As Mr. Drake had informed the Strategic Review Committee on May 1, 2017, the Chief Executive Officer of Party A had confirmed that it could not explore a potential strategic transaction with Spectranetics at this time. Mr. Drake also described the conversation he had had with the Chief Executive Officer of Party C on May 5, 2017.

Mr. Drake then provided the Board with a summary of the discussion he and Mr. Matin had with Messrs. van Meurs and Giannotti earlier on May 12, 2017. Representatives of J.P. Morgan also described their discussion with representatives of BofA Merrill Lynch on May 11, 2017, during which representatives of BofA Merrill Lynch indicated that Philips was targeting entering into a definitive agreement to acquire Spectranetics in late May or early June.

The Board then discussed the potential retention of a second financial advisor. Ms. Johnson recused herself from the discussion of the potential retention of a second financial advisor. The Board considered the benefits of engaging a second financial advisor, the potential scope of engagement of a second financial advisor, the costs of retaining a second financial advisor, the potential disadvantages of engaging a second financial advisor and the timing for the potential engagement of a second financial advisor. After deliberation, the Board determined that it would not be in the best interests of Spectranetics to retain a second financial advisor due to the limited benefits and substantial costs of a second financial advisor and the potential for disruption of negotiations.

On May 18, 2017, the Strategic Review Committee met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss how Spectranetics should respond to additional due diligence requests received from Philips. Mr. Drake provided members of the Strategic Review Committee with an update on Philips’ latest diligence request, including the breadth of supplemental diligence requests from Philips and the pace of Philips’ due diligence review. Members of the Strategic Review Committee considered the risks of a prolonged strategic review process and the need to balance a timely strategic review process and obtaining the best proposal from Philips. After deliberation, the Strategic Review Committee instructed J.P. Morgan to contact BofA Merrill Lynch to emphasize that the Board intended to complete its strategic review process near the end of May and to agree on a schedule for completion of Philips’ due diligence review and definitive contract discussions consistent with that timeline.

On May 19, 2017, Mr. Drake held a telephonic meeting with Messrs. van Meurs and Giannotti to reiterate that the Board intended to complete its strategic review process near the end of May, and that the Board expected Philips to complete its due diligence review and the parties to conclude definitive contract negotiations within that timeframe.

On May 20, 2017, J.P. Morgan held a telephonic meeting with BofA Merrill Lynch to communicate that the Board intended to complete its strategic review process near the end of May, and J.P. Morgan and BofA Merrill Lynch agreed on a timeline for the completion of Philips’ due diligence review and definitive contract negotiations consistent with that timeline.

On May 24, 2017, Cravath received a markup of the draft merger agreement from Sullivan & Cromwell.

On May 26, 2017, the Strategic Review Committee met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the status of ongoing discussions with Philips and the draft merger agreement. Mr. Drake informed the committee that the pace of Philips’ due diligence review process had accelerated since the Strategic Review Committee’s last meeting, noting that Philips had nearly completed its due diligence review process.

The Strategic Review Committee then reviewed a summary of the terms of the draft merger agreement markup that Cravath had received from Sullivan & Cromwell, a copy of which summary had been posted to the Strategic Review Committee prior to the meeting. The Strategic Review Committee provided direction to management and Cravath on responding to the draft merger agreement markup received from Sullivan & Cromwell.

Members of the Strategic Review Committee considered the need to balance a timely strategic review process and obtaining the best proposal from Philips and the need to conclude the strategic review process in a timely manner in light of the upcoming commercial launch of Stellarex. After deliberation, the Strategic Review Committee instructed J.P. Morgan to emphasize to BofA Merrill Lynch that the Board intended to complete its strategic review process and conclude discussions with Philips before the opening of markets on June 5, 2017.

On May 26, 2017, representatives of J.P. Morgan held a telephonic meeting with representatives of BofA Merrill Lynch to communicate that the Board intended to complete its strategic review process and conclude discussions with Philips before the opening of markets on June 5, 2017.

On May 29, 2017, Cravath sent a revised draft of the merger agreement to Sullivan & Cromwell consistent with the direction provided by the Strategic Review Committee at the May 26 meeting.

On May 31, 2017, the Compensation Committee met telephonically, with members of Spectranetics’ management and representatives of Cravath, Deloitte LLP, tax advisor to Spectranetics, and Willis Towers Watson, compensation advisor to Spectranetics, participating, to discuss various compensation matters related to the potential transaction with Philips, including the change in control payments that would result from a transaction, employee benefit related provisions of the draft merger agreement, the acceleration of the waiting period applicable to the entry into severance agreements with certain key members of management and the potential tax liabilities that could be imposed under the parachute payment excise tax in various scenarios. Based on advice from its advisors, the Compensation Committee directed management to defer negotiations of employee benefits matters with Philips until after Spectranetics had negotiated the best price for its stockholders.

On June 1, 2017, Sullivan & Cromwell sent Cravath a revised draft of the merger agreement.

Also on June 1, 2017, Messrs. Drake and Matin had a telephonic meeting with Messrs. van Meurs and Giannotti, during which Messrs. van Meurs and Giannotti presented a revised proposal to acquire Spectranetics for $38.00 per share (the “June 1 Offer”). The representatives of Philips indicated that this price was the upper limit of what Philips would be willing to pay to acquire Spectranetics. Spectranetics subsequently received a letter from Philips outlining the June 1 Offer.

On June 2, 2017, the Strategic Review Committee met, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the status of discussions with Philips and the revised draft merger agreement. Mr. Drake provided the Strategic Review Committee with an update regarding

Spectranetics’ receipt of the June 1 Offer. The Strategic Review Committee discussed the June 1 Offer, including the price proposed by Philips, noting that the Board had been clear that Philips needed to propose an offer price above $38.00 per share and that, while Philips had indicated that the June 1 Offer represented the upper limit of what Philips would be willing to pay to acquire Spectranetics, Philips had not characterized the June 1 Offer as its best and final offer.

The Strategic Review Committee then reviewed a summary of the terms of the revised draft merger agreement that Cravath had received from Sullivan & Cromwell, a copy of which summary had been posted to the Strategic Review Committee prior to the meeting. Cravath noted that Philips had proposed terms that did not provide for the high degree of deal certainty that the Board believed was necessary and contained other terms that would not be consistent with the Board’s direction.

Following discussion, the Strategic Review Committee determined that, if Spectranetics were to move forward with a transaction with Philips, the draft merger agreement would need to provide a higher degree of deal certainty and otherwise provide terms that would be acceptable to the Board. The Strategic Review Committee directed J.P. Morgan to inform representatives of BofA Merrill Lynch that Philips would need to compromise on certain terms of the draft merger agreement. The Strategic Review Committee determined to recommend to the Board that management respond to Philips with a comprehensive proposal regarding price, timing and terms of the draft merger agreement.

Later on June 2, representatives of J.P. Morgan held a telephonic meeting with representatives of BofA Merrill Lynch to communicate that Philips would need to compromise on certain terms of the draft merger agreement if Spectranetics were to move forward with a transaction with Philips.

Also on June 2, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the June 1 Offer and the terms of the revised draft merger agreement. Mr. Drake updated the Board on the conversation he and Mr. Matin had with Messrs. van Meurs and Giannotti on June 1, 2017, during which Messrs. van Meurs and Giannotti had presented the June 1 Offer. Representatives of J.P. Morgan also provided a summary of the telephone conversation they had on the morning of June 2 with representatives of BofA Merrill Lynch, during which, consistent with direction from the Strategic Review Committee, J.P. Morgan had informed representatives of BofA Merrill Lynch that Philips would need to compromise on certain terms of the draft merger agreement.

Management then reviewed the preliminary Management Cases, and J.P. Morgan reviewed its preliminary financial analyses of Spectranetics and its preliminary assessment of Philips’ proposal in the context of such preliminary valuation. The Board discussed the June 1 Offer, including the price proposed by Philips, noting that the Board had been clear that Philips needed to propose an offer price above $38.00 per share and that, while Philips had indicated that the June 1 Offer represented the upper limit of what Philips would be willing to pay to acquire Spectranetics, Philips had not characterized the June 1 Offer as its best and final offer.

The Board also reviewed and discussed a summary of the revised draft merger agreement, a copy of which summary had been posted to the Board prior to the meeting. Members of the Board expressed concern that the terms of the agreement did not provide for the high degree of deal certainty that the Board believed was necessary and contained other terms that the Board believed were not acceptable. The Board discussed various tactics on how to negotiate the best price for stockholders. The Board also noted that achieving a merger agreement that provided a higher degree of deal certainty was a key priority. After discussion, the Board directed management, Cravath and J.P. Morgan to respond to Philips, Sullivan & Cromwell and BofA Merrill Lynch, respectively, with a comprehensive proposal consisting of a revised draft merger agreement providing a higher degree of deal certainty and otherwise providing terms that would be acceptable to the Board, a price of $39.00 per share and a requirement that the agreement be signed before the opening of markets on June 5, 2017. The Board acknowledged that Philips was likely to resist increasing its offer price to $39.00 per share, and that the parties would likely reach agreement at a price between $38.00 per share and $39.00 per share.

After the meeting, Mr. Drake and representatives of J.P. Morgan held telephone calls with Messrs. van Meurs and Giannotti and representatives of BofA Merrill Lynch, respectively, to communicate the Board’s comprehensive proposal consisting of a revised draft merger agreement providing the high degree of deal certainty the Board believed was necessary and otherwise providing terms that would be acceptable to the Board, a price of $39.00 per share and a requirement that the agreement be signed before the opening of markets on June 5, 2017. Mr. Drake and representatives of J.P. Morgan communicated that Cravath would be sending Sullivan & Cromwell a revised draft of the merger agreement that reflected substantially the terms upon which Spectranetics would be willing to enter into a transaction with Philips.

Later on June 2, Cravath sent Sullivan & Cromwell a revised draft of the merger agreement consistent with the Board’s direction. Representatives of Cravath subsequently held a telephone call with representatives of Sullivan & Cromwell to explain that the revised draft merger agreement provided by Cravath reflected substantially the terms upon which Spectranetics would be willing to enter into a transaction with Philips.

On June 3, 2017, Mr. Drake held a telephone call with Messrs. van Meurs and Giannotti, Stewart McCrone, Head of Mergers and Acquisitions for Philips, and Robert Cascella, Executive Vice President for the Diagnosis & Treatment Business for Philips, during which Messrs. van Meurs, Giannotti, McCrone and Cascella indicated to Mr. Drake that Philips’ offer of $38.00 per share represented the maximum amount Philips would be willing to pay to acquire Spectranetics, and that Philips would be unwilling to agree to a transaction on the basis of Spectranetics’ revised draft merger agreement dated June 2, 2017. Messrs. van Meurs and Giannotti stated that Sullivan & Cromwell would be distributing a revised draft merger agreement reflecting substantially the terms on which Philips would be willing to enter into a transaction with Spectranetics.

On June 3, 2017, Sullivan & Cromwell sent Cravath a revised draft of the merger agreement.

On June 4, 2017, representatives of Cravath held a telephone call with representatives of Sullivan & Cromwell, during which representatives of Sullivan & Cromwell reiterated that Philips was unwilling to agree to a transaction on the basis of Spectranetics’ revised draft merger agreement dated June 2, 2017, and that Philips’ June 3 draft of the merger agreement reflected substantially the terms on which Philips would be willing to enter into a transaction with Spectranetics.

On June 4, 2017, the Strategic Review Committee met, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the status of discussions with Philips and the revised draft merger agreement. Mr. Drake provided the Strategic Review Committee with a summary of the discussion he had with Messrs. van Meurs, Giannotti, McCrone and Cascella on June 3, during which Messrs. van Meurs, Giannotti, McCrone and Cascella indicated that Philips’ offer of $38.00 per share represented the maximum amount Philips would be willing to pay to acquire Spectranetics and that Philips would be unwilling to agree to a transaction on the basis of Spectranetics’ revised draft merger agreement dated June 2, 2017.

Members of the Strategic Review Committee reviewed and discussed a summary of the revised draft merger agreement received from Sullivan & Cromwell on June 3, 2017, a copy of which summary had been posted to the Strategic Review Committee prior to the meeting. Cravath noted that Philips’ revised draft merger agreement did not fully address the Board’s concerns regarding deal certainty and other open issues in the draft merger agreement. Representatives of Cravath provided a summary of their conversation with representatives of Sullivan & Cromwell on June 4, 2017, during which representatives of Sullivan & Cromwell stated that Philips’ revised draft merger agreement dated June 3, 2017 reflected substantially the terms on which Philips would be willing to enter into a transaction with Spectranetics. After discussion, the Strategic Review Committee determined to recommend to the Board that Spectranetics should not proceed with a transaction with Philips on the basis of Philips’ revised draft merger agreement.

Later in the day on June 4, 2017, the Board met, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the status of discussions with Philips and the revised draft merger agreement. Mr. Drake provided the Board with a summary of the discussion he had with Messrs. van Meurs, Giannotti, McCrone and Cascella on June 3, and representatives of Cravath provided a summary of the discussion they had with representatives of Sullivan & Cromwell on June 4. Members of the Board reviewed a summary of Philips’ positions in the revised draft merger agreement, which summary had been posted to the Board prior to the meeting. Cravath noted that Philips’ revised draft merger agreement did not fully address the Board’s concerns regarding deal certainty and other open issues in the draft merger agreement.

The Board discussed the proposed terms of the revised draft merger agreement and considered the Strategic Review Committee’s recommendation that Spectranetics should not proceed with a transaction with Philips on these terms. After deliberation, the Board determined that, consistent with the recommendation of the Strategic Review Committee, it was unwilling to proceed with a transaction with Philips on the basis of Philips’ revised draft merger agreement.

After the Board meeting, and as directed by the Board, management contacted representatives of Philips and informed them that the Board was unwilling to proceed with a transaction on the basis of the revised draft merger agreement. Spectranetics terminated discussions with Philips and closed the virtual data room to Philips and its advisors.

Over the weekend of June 10, 2017, representatives of BofA Merrill Lynch contacted representatives of J.P. Morgan to inquire if there remained a potential path to a transaction between Philips and Spectranetics. Representatives of J.P. Morgan indicated to BofA Merrill Lynch that the Board had terminated discussions with Philips on June 4, 2017 and that J.P. Morgan was not engaging in a discussion of a potential transaction on behalf of Spectranetics. Representatives of J.P. Morgan and BofA Merrill Lynch discussed areas of concern in Philips’ previous positions.

On June 12, 2017, representatives of J.P. Morgan attended a previously scheduled meeting between J.P. Morgan and Philips that was unrelated to discussions between Spectranetics and Philips. Prior to the meeting, Mr. van Houten requested a separate meeting with representatives of J.P. Morgan and Mr. McCrone, to discuss the termination of talks between Spectranetics and Philips. Representatives of J.P. Morgan emphasized to Messrs. van Houten and McCrone that the Board had terminated discussions with Philips on June 4, 2017 and that J.P. Morgan was not engaging in a discussion of a potential transaction on behalf of Spectranetics. Representatives of J.P. Morgan described to Messrs. van Houten and McCrone the feedback they had provided to BofA Merrill Lynch, noting in particular that Spectranetics was unwilling to proceed with a transaction on the basis of the draft merger agreement Philips had proposed.

On June 13, 2017, BofA Merrill Lynch communicated to J.P. Morgan the key outstanding issues in the draft merger agreement that, from Philips’ perspective, would need to be resolved for Philips to enter into a definitive agreement with Spectranetics. Representatives of BofA Merrill Lynch reported to J.P. Morgan that Philips was willing to reengage in negotiations of the merger agreement and work constructively to resolve the remaining open items. BofA Merrill Lynch reported to J.P. Morgan that Philips would reengage in negotiations of the merger agreement with limited additional diligence requests. BofA Merrill Lynch also reported to J.P. Morgan that Philips shared Spectranetics’ goal of reaching an agreement that provides a high degree of deal certainty and contains other acceptable terms.

On June 15, 2017, representatives of Cravath met telephonically with representatives of Sullivan & Cromwell. Representatives of Cravath emphasized to Sullivan & Cromwell that the Board had terminated discussions with Philips on June 4, 2017 and that Cravath was not engaging in a discussion of a potential transaction on behalf of Spectranetics. After representatives of Sullivan & Cromwell acknowledged that Cravath was not engaging in discussions on behalf of Spectranetics, the legal representatives discussed ways to constructively address the open items in the merger agreement and various logistical details concerning a resumption of discussions, should the parties determine to reengage in discussions.

Later on June 15, 2017, the Strategic Review Committee met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss Philips’ interest in reengaging in discussions of a potential transaction. After receiving updates from J.P. Morgan and Cravath on their discussions with representatives of Philips, BofA Merrill Lynch and Sullivan & Cromwell between June 10 and June 15, members of the Strategic Review Committee considered that the parties had disagreements over certain key terms in the merger agreement and the scope of diligence that was provided to Philips, but could work constructively to resolve the remaining open items, and discussed what, if any, next steps might be appropriate. Members of the Strategic Review Committee weighed the potential risks of reengagement, including management distraction during the lead-up to the commercial launch of Stellarex, against the potential benefits of reengagement. After deliberation, the Strategic Review Committee determined to recommend to the Board that management respond to Philips with a revised draft merger agreement and that management pursue further negotiations with Philips so long as the parties were working constructively to resolve the remaining open items. The Strategic Review Committee also determined that, should the Board determine to reengage with Philips, the Board should discuss several tactical alternatives for negotiating the offer price.

On June 17, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss Philips’ interest in reengaging in discussions of a potential transaction. After receiving updates from J.P. Morgan and Cravath on their discussions with representatives of Philips, BofA Merrill Lynch and Sullivan & Cromwell between June 10 and June 15, the Board considered the recommendation of the Strategic Review Committee to present Philips with a revised draft merger agreement that included terms providing for a higher degree of deal certainty and other terms acceptable to the Board, and to pursue further engagement so long as the parties were working constructively to resolve the remaining open items.

After deliberation, the Board authorized management and Cravath to reply to Philips with a revised merger agreement. The Board instructed management to reengage in further discussions with Philips so long as the parties were working constructively to resolve the open items in the merger agreement.

The Board then considered how to negotiate the offer price. The Board considered a variety of options on how to revert on price, noting that the successful negotiation of an acceptable merger agreement was a key priority. After deliberation, the Board instructed management and Spectranetics’ advisors to pursue an offer price above $38.00 per share in a manner that would not delay negotiation of the merger agreement.

On June 19, 2017, as directed by the Board, Cravath sent Sullivan & Cromwell a revised draft merger agreement that provided for a higher degree of deal certainty and included other terms acceptable to the Board.

Between June 19, 2017, and June 21, 2017, representatives of Cravath and representatives of Sullivan & Cromwell engaged in numerous discussions and negotiations regarding the terms of the draft merger agreement.

On June 21, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss whether the parties could work constructively to resolve the remaining open items in the merger agreement. Representatives of Cravath informed the Board that while there were still open issues in the merger agreement that would need to be resolved before engaging in a transaction with Philips, Cravath believed, based on its most recent conversations with representatives of Sullivan & Cromwell, that the remaining open issues could be resolved constructively in a timely manner.

Based on this feedback, the Board authorized management and Spectranetics’ advisors to continue negotiations of a potential transaction with Philips. The Board reviewed a variety of options on how to negotiate price. After discussion, the Board instructed J.P. Morgan to respond to BofA Merrill Lynch with an offer price of $38.50 per share.

On June 22, 2017, as directed by the Board, J.P. Morgan contacted BofA Merrill Lynch and relayed the Board’s request for an increase in the offer price to $38.50. Later that day, Mr. Drake and Mr. McCrone spoke by telephone about the request for an increase in the offer price, and Mr. McCrone informed Mr. Drake that Philips was not willing to increase its offer price above $38.00 per share. Messrs. Drake and McCrone acknowledged that it did not make sense to proceed with further discussions until the parties reached agreement on price.

Following their initial conversation on June 22, Mr. McCrone called Mr. Drake to communicate that, following additional internal discussions, Philips might be able to increase its offer to $38.50 per share in light of progress on the approval and commercial launch of Stellarex.

On June 22, 2017, representatives of BofA Merrill Lynch contacted representatives of J.P. Morgan to confirm whether the Board would support a transaction at $38.50 per share.

On June 23, 2017, representatives of J.P. Morgan contacted Party B to update them on the status of the upcoming commercial launch of Stellarex and to determine if Party B was interested in exploring a transaction with Spectranetics. Representatives of Party B informed representatives of J.P. Morgan that they were not interested in exploring a transaction with Spectranetics at that time.

Also on June 23, 2017, Mr. McCrone contacted Mr. Drake to inform him that, after internal discussions with Philips’ directors, Philips was prepared to increase its offer price to acquire Spectranetics from $38.00 per share to $38.50 per share, which offer was characterized as Philips’ best and final offer (the “June 23 Offer”).

On June 23, 2017 and June 24, 2017, representatives of Cravath and representatives of Sullivan & Cromwell engaged in numerous discussions and negotiations regarding the terms of the draft merger agreement.

On June 24, 2017, the Board met telephonically, with members of Spectranetics’ management and representatives of J.P. Morgan and Cravath participating, to discuss the ongoing discussions and negotiations with Philips. After receiving updates from Mr. Drake, representatives of J.P. Morgan and representatives of Cravath on their discussions between June 22, 2017 and June 24, 2017, the Board considered the June 23 Offer and the proposed revisions to the draft merger agreement. After discussion, the Board directed management to continue negotiating the remaining open issues in the draft merger agreement.

Between June 25, 2017 and June 27, 2017, representatives of Cravath and representatives of Sullivan & Cromwell engaged in numerous discussions and negotiations to resolve the remaining open issues in the terms of the draft merger agreement. On June 27, 2017, the parties reached agreement on the terms of the merger agreement, which provided the high degree of deal certainty required by the Board and otherwise contained mutually acceptable terms.

On the morning of June 27, 2017, the Compensation Committee met telephonically, with management and representatives of Cravath participating, to discuss various compensation matters related to the potential transaction with Philips, including the change in control payments that would result from a transaction, employee benefit related provisions of the merger agreement, the acceleration of the waiting period applicable to entry into severance agreements with certain key members of management and potential tax liabilities that could be imposed under the parachute payment excise tax in various scenarios. The Compensation Committee determined to recommend that the Board approve the acceleration of the waiting period applicable to the entry into severance agreements with certain members of management, noting that such waiting periods would have expired in the ordinary course in the upcoming months.

On June 27, 2017, the Board held a telephonic meeting to consider the proposed transaction with Philips. Spectranetics’ management and representatives of J.P. Morgan and Cravath participated in the Board meeting. Director Maria Sainz was absent from the meeting and unable to participate by phone, due to an unavoidable conflict overseas.

At the meeting, representatives of Cravath again reviewed with the Board their fiduciary duties. Mr. Drake then discussed with the Board recent developments in discussions with Philips, including the June 23 Offer and Philips’ willingness to agree to a merger agreement that provided a high degree of deal certainty and otherwise contained acceptable terms.

Also at the meeting, representatives of J.P. Morgan presented their financial analyses of the proposed transaction with Philips and stated that J.P. Morgan was prepared to render its oral opinion as to the fairness of the transaction if so requested by the Board.

Representatives of Cravath then reviewed with the Board the terms of the proposed merger agreement, a copy of which had been posted to the Board prior to the meeting, including transaction structure, representations and warranties, interim operating covenants, non-solicitation provisions, the required efforts to close the Transactions, termination rights, the termination fee, the parties’ rights to seek specific performance and conditions to closing. Representatives of Cravath noted that the proposed merger agreement provided for the high degree of deal certainty required by the Board and otherwise addressed the Board’s previous concerns. Representatives of Cravath also reviewed with the directors the employee benefit related provisions of the merger agreement, as well as the Compensation Committee’s recommendation to enter into severance agreements with certain members of management. Members of the Board asked questions and discussed the merger agreement, and ultimately expressed approval of the positions that had been reached to resolve each of the key open issues and the merger agreement as a whole.

The Board then discussed other potential strategic alternatives available to Spectranetics. The Board discussed a potential transaction with Party C, and concluded that a potential transaction with Party C was not a viable strategic opportunity for Spectranetics for a variety of reasons, including the potential regulatory hurdles and Party C’s history of operational issues. Representatives of J.P. Morgan then reviewed with the Board its outreach to the four other potentially interested counterparties, including its most recent contact with Party B on June 23, 2017. Representatives of J.P. Morgan informed the Board that Party B had again stated that it was not interested in exploring a strategic transaction with Spectranetics at that time.

After discussion in which Spectranetics’ directors considered numerous factors, which are described in further detail in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for Recommendation”, the Board requested that J.P. Morgan render its fairness opinion. J.P. Morgan rendered to the Board its oral opinion, which J.P. Morgan subsequently confirmed by the delivery of a written opinion dated June 27, 2017, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Company Common Stock (other than Parent and its Affiliates (as defined in the Merger Agreement)) (the “Holders”) in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. J.P. Morgan’s opinion is more fully described below in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Spectranetics’ Financial Advisor” and such description is qualified in its entirety by reference to the full text of the written opinion of J.P. Morgan dated June 27, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The directors present then unanimously approved the Merger Agreement and the Transactions. The directors present also unanimously declared it advisable and in the best interests of Spectranetics and its stockholders to consummate the proposed transactions on the terms and subject to the conditions set forth in the Merger Agreement, and to recommend that Spectranetics shareholders tender their shares in the tender offer as contemplated by the Merger Agreement. The directors present also unanimously approved the recommendation of the Compensation Committee regarding the acceleration of the waiting period applicable to the entry into severance agreements with certain members of management, noting that such waiting periods would have expired in the ordinary course in the upcoming months.

Spectranetics, Parent, and Purchaser then executed the Merger Agreement in connection with the Transactions.

Prior to the opening of markets in Amsterdam on June 28, 2017, Spectranetics and Philips jointly announced the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with senior management of Spectranetics, as well as representatives of J.P. Morgan and Cravath. In the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, Spectranetics and its stockholders and to recommend that Spectranetics’ stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Transactions:

•	recent and historical market prices for the Company Common Stock, as compared to the consideration payable in the Offer and the Merger, including the fact that the $38.50 per Share consideration payable in the Offer and the Merger represents:

•	a premium of approximately 36% over the value weighted average price of the Shares for the 30 trading days ending June 26, 2017;

•	a premium of approximately 27% over the closing price of the Shares on June 27, 2017 (the last trading day before public announcement of the Merger Agreement); and

•	the fact that Spectranetics negotiated an increase in the consideration payable in the Transactions to $38.50 per Share from Philips’ initial proposal of $34.00 per Share on March 14, 2017, and the fact that Philips characterized its proposal of $38.50 per Share as its “best and final” offer and the Board’s belief that $38.50 per Share was in fact Philips’ “best and final” offer;

•	the review of possible strategic and financial alternatives to a sale of Spectranetics conducted by the Board prior to the entry into the Merger Agreement, including the possibility of continuing as a standalone company or pursuing other business combinations, which the Board evaluated with the assistance of J.P. Morgan, and the Board determined were less favorable to Spectranetics’ stockholders than the Transactions in light of the potential risks, rewards and uncertainties associated with those alternatives;

•	the possibility that it could take a considerable period of time before the trading price of the Company Common Stock would reach and sustain at least the per share Offer Price of $38.50, as adjusted for present value;

•	the fact that the consideration to be paid in the Offer and the Merger is all cash, which provides certainty of value and liquidity to Spectranetics’ stockholders while avoiding long-term business risk, including the challenges of launching Stellarex and the other risks and uncertainties relating to Spectranetics’ prospects (including the prospects described in the management’s forecasts summarized under “Item 4. The Solicitation or Recommendation—Certain Spectranetics Forecasts” below);

•	the financial analyses presented to the Board by J.P. Morgan, as well as the opinion of J.P. Morgan dated June 27, 2017, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the Holders in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. J.P. Morgan’s opinion is more fully described below in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Spectranetics’ Financial Advisor” and such description is qualified in its entirety by reference to the full text of the written opinion of J.P. Morgan dated June 27, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference;

•	the fact that the resolutions approving the Merger Agreement and the Transactions were approved by the members of the Board present at a meeting on June 27, 2017, and the Board retained and received advice from J.P. Morgan, an experienced financial advisor, and outside legal counsel, Cravath, in evaluating, negotiating and recommending the terms of the Merger Agreement;

•	the fact that neither the Offer nor the Merger is conditioned upon any member of Spectranetics’ management entering into any employment, equity contribution or other agreement or arrangement with Parent, Purchaser or Spectranetics, and that no such agreement or arrangement existed as of the date of the Merger Agreement;

•	the fact that Parent and Purchaser has sufficient cash to enable Purchaser and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration, the Equity Award Consideration and any other amounts required to be paid in connection with the consummation of the Transactions;

•	the fact that Parent has the financial resources and capabilities to fully perform all of its obligations under the Merger Agreement and the consummation of the transactions is in no way conditioned upon Parent’s receiving debt financing;

•	the fact that appraisal rights under the DGCL would be available to the stockholders of Spectranetics who do not tender their Shares in the Offer and who properly demand appraisal of their shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to demand appraisal and payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery (see “—Appraisal Rights” under “Item 8. Additional Information”);

•	the likelihood that the Transactions would be consummated without significant delay based on, among other things:

•	the structure of the Transactions as a two-step acquisition of Spectranetics, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of Spectranetics’ stockholders;

•	the fact that Parent and Purchaser are required to extend the Offer on one or more occasions until the end date under the Merger Agreement if at the scheduled expiration time of the Offer any of the Offer conditions are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

•	the limited and otherwise customary conditions to the Transactions, including the commitments made by Parent and Purchaser to obtain all required regulatory approvals for the Transactions, and the representations, warranties and covenants by Parent and Purchaser assuring that Parent has sufficient cash to consummate the transactions, which were substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•	the ability of Spectranetics to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including (subject to the satisfaction of the other closing conditions) their obligations to consummate the Offer and the Merger;

•	the absence of a financing condition; and

•	the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the Board’s review of the financial and other terms of the Merger Agreement, including, among others, the following specific terms of the Merger Agreement:

•	the Board’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a competing takeover proposal, subject to Spectranetics paying Parent a termination fee (the “Company Termination Fee”) of $61 million;

•	the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer (an “Adverse Recommendation Change”) in response to a takeover proposal, subject to Spectranetics paying Parent the Company Termination Fee;

•	the Board’s ability, under certain circumstances, to make an Adverse Recommendation Change other than in response to a takeover proposal if the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•	the Board’s belief that the Company Termination Fee payable to Parent in certain circumstances, including if Spectranetics terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for Spectranetics following the announcement of the Transactions; and

•	the customary nature of the representations, warranties and covenants of Spectranetics in the Merger Agreement;

•	the Board’s views and opinions on the industry in which Spectranetics participates and market competition;

•	the Board’s understanding of the business operations, financial conditions, earnings and prospects of Spectranetics, including the prospects of Spectranetics as a standalone independent public company; and

•	the risk that prolonging the strategic and financial review process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction with Philips.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	the potential upside in Spectranetics’ strategic plan and the possibility that Spectranetics would meet the projections contained in Management Case 3 (as defined herein) despite the significant execution risks inherent therein;

•	the fact that, subsequent to the completion of the Transactions, Spectranetics will no longer exist as an independent public company and that the stockholders of Spectranetics will have no ongoing equity interest in the Surviving Corporation, meaning that the stockholders of Spectranetics will cease to participate in its future earnings or growth or to benefit from any increases in the value of the Shares;

•	the restrictions in the Merger Agreement on Spectranetics’ ability to actively solicit competing takeover proposals;

•	the fact that in certain circumstances, including if Spectranetics terminates the Merger Agreement to accept a superior proposal or if Parent terminates the Merger Agreement as a result of an Adverse Recommendation Change, Spectranetics would be required to pay Parent the applicable Company Termination Fee, including the potential impact of the applicable Company Termination Fee on the willingness of other potential bidders to propose takeover transactions, although the Board believed that the Company Termination Fee was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for Spectranetics following the announcement of the Transactions;

•	the fact that Spectranetics is required to provide Parent with five business days’ prior written notice of its intention to accept a superior proposal and, throughout the notice period, to negotiate in good faith to enable Parent to match the superior proposal, although the Board believed this would not preclude or unreasonably deter another party from making a competing takeover proposal for Spectranetics following the announcement of the Transactions;

•	the risk that the Transactions might not be consummated in a timely manner or at all, although the fact that Parent possesses sufficient cash to consummate the Transactions and the Transactions are in no way conditioned upon Parent’s receiving debt financing reduces this risk;

•	the fact that completion of the Transactions would require antitrust clearance in the United States, Austria and Germany and the possibility that any relevant enforcement agency could take such action under the antitrust laws and seek to enjoin the purchase of shares pursuant to the Offer, although the Board believes that the consummation of the Offer does not meet the criteria for a prohibition under the applicable antitrust laws of the aforementioned jurisdictions;

•	the risks and costs to Spectranetics if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business, vendor, landlord and customer relationships;

•	the restrictions on the conduct of Spectranetics’ business prior to the consummation of the Transactions, requiring Spectranetics to conduct its business in the ordinary course, which may delay or prevent Spectranetics from undertaking business opportunities that may arise or any other actions Spectranetics would otherwise take with respect to its operations pending consummation of the Transactions;

•	the fact that Spectranetics has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, Spectranetics will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	the fact that as an all-cash transaction the Transactions would be taxable to Spectranetics’ stockholders for U.S. Federal income tax purposes, although the Board believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due; and

•	the fact that certain executive officers and directors of Spectranetics may have interests in the Transactions that are different from, or in addition to, those of Spectranetics’ stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Spectranetics”).

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the Board, as applicable, believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of July 10, 2017, the executive officers and directors of Spectranetics beneficially owned, in the aggregate, 793,976 Shares (excluding Company Restricted Shares issuable upon exercise of Company Stock Options and Shares issuable with respect to Company RSUs and Company PSUs), representing approximately 1.8% of the then-outstanding Shares. To Spectranetics’ knowledge, after making reasonable inquiry, each of Spectranetics’ executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than (i) Shares as to which such holder does not have discretionary authority and (ii) Shares which may be retained in order to facilitate estate and tax planning dispositions).

Financial Analyses and Opinion

Opinion of Spectranetics’ Financial Advisor

Pursuant to an engagement letter dated May 15, 2017, Spectranetics retained J.P. Morgan as its financial advisor in connection with a potential acquisition of Spectranetics, and to deliver a fairness opinion in connection with any proposed offer to acquire Spectranetics.

At the meeting of the Board on June 27, 2017, J.P. Morgan, Spectranetics’ financial advisor, rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the Holders in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. J.P. Morgan has confirmed its June 27, 2017 oral opinion by delivering its written opinion to the Board, dated June 27, 2017, that, as of such date, the consideration to be paid to the Holders in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. The full text of the written opinion of J.P. Morgan dated June 27, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Spectranetics’ stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the consideration to be paid in the proposed Offer and Merger and did not address any other aspect of the proposed Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Spectranetics or as to the underlying decision by Spectranetics to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Spectranetics as to whether such stockholder should tender its shares into the Offer or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed a draft dated June 27, 2017 of the Guarantee by Philips in favor of Spectranetics;

•	reviewed certain publicly available business and financial information concerning Spectranetics and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Spectranetics with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Spectranetics relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Spectranetics with respect to certain aspects of the Offer and Merger, and the past and current business operations of Spectranetics, the financial condition and future prospects and operations of Spectranetics, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Spectranetics or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Spectranetics, Parent, Purchaser or Philips under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Spectranetics to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Schedule 14D-9. J.P. Morgan also assumed that the representations and warranties made by Spectranetics, Parent, Purchaser and Philips in the Merger Agreement, the Guarantee and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Spectranetics with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Spectranetics or on the contemplated benefits of the Offer and Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the Holders of the Company Common Stock in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Spectranetics or the underlying decision by Spectranetics to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the consideration in the proposed Offer and Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company Common Stock will trade at any future time.

The terms of the Merger Agreement, including the consideration, were determined through arm’s length negotiations between Spectranetics and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board or Spectranetics’ management with respect to the proposed Offer and Merger or the consideration.

The following is a summary of certain material financial analyses provided by J.P. Morgan to the Board in connection with J.P. Morgan rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan, nor does the order of analyses described represent the relative importance or weight given to those analyses by J.P. Morgan. In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion rendered to the Board on June 27, 2017 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples.

Using publicly available information, J.P. Morgan compared selected financial data of Spectranetics with similar data for the following selected publicly traded companies:

•	AtriCure, Inc.

•	Cardiovascular Systems, Inc.

•	Entellus Medical, Inc.

•	Insulet Corporation

•	Intersect ENT, Inc.

•	K2M Group Holdings, Inc.

•	Merit Medical Systems, Inc.

•	MiMedx Group, Inc.

•	NxStage Medical, Inc.

•	Penumbra, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of Spectranetics based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Spectranetics and certain of these companies may have characteristics that are materially different from that of Spectranetics. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Spectranetics.

For each of the selected companies, J.P. Morgan calculated multiples and ratios based on closing stock prices on June 26, 2017 (the last full trading day prior to the date that J.P. Morgan delivered its opinion to the Board). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies was based on information J.P. Morgan obtained from SEC filings, FactSet Research Systems and other Wall Street research. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to Spectranetics and the selected companies, J.P. Morgan calculated (1) the multiple of firm value (calculated as the market value of equity on a fully-diluted basis calculated using the treasury stock method, taking into account in-the-money options, restricted stock units and other equity awards and convertible securities, plus the face value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents (“Firm Value”)) to the estimated revenue for calendar year 2017 based on the range of the estimated revenue from Management Case 1 (as defined below) to the estimated revenue for calendar year 2017 from Management Case 3 (as defined below), (2) the multiple of Firm Value to estimated revenue for calendar year 2018 based on Management Case 1 (which is referred to in this section as “Case 1 FV / 2018E Revenue”), (3) the multiple of Firm Value to estimated revenue for calendar year 2018 based on Management Case 2 (as defined below) (which is referred to in this section as “Case 2 FV / 2018E Revenue”) and (4) the multiple of Firm Value to estimated revenue for calendar year 2018 based on Management Case 3 (which is referred to in this section as “Case 3 FV / 2018E Revenue”). See “Item 4. The Solicitation or Recommendation—Certain Spectranetics Forecasts” below for a description of the Management Cases, including Management Case 1, Management Case 2 and Management Case 3.

Based on this analysis, J.P. Morgan then derived a multiple reference range of (i) 4.7x—8.3x for the FV / 2017E Revenue multiple, (ii) 4.2x—7.0x for the Case 1 FV / 2018E Revenue multiple, (iii) 4.2x—7.0x for the Case 2 FV / 2018E Revenue multiple and (iv) 4.2x—7.0x for the Case 3 FV / 2018E Revenue multiple. After applying such ranges to the appropriate metrics of Spectranetics, as set forth (i) in the range from Management Case 1 to Management Case 3 for the FV / 2017E Revenue multiple, (ii) in Management Case 1 for the Case 1 FV / 2018E Revenue multiple, (iii) in Management Case 2 for the Case 2 FV / 2018E Revenue multiple and (iv) in Management Case 3 for the Case 3 FV / 2018E Revenue multiple, each as provided by Spectranetics to J.P. Morgan, the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price of $38.50 per Share:

Public Trading Analysis Implied Equity Value for Spectranetics

Implied Value Per Share (rounded to the nearest $0.25)
FV / 2017E Revenue	$25.25 – 46.50
Case 1 FV / 2018E Revenue	$27.25 – 46.50
Case 2 FV / 2018E Revenue	$29.75 – 50.00
Case 3 FV / 2018E Revenue	$30.00 – 50.25

Selected Transaction Analysis.

Using publicly available information from SEC filings, relevant press releases, FactSet Research Systems and other Wall Street research, J.P. Morgan examined selected transactions with respect to the firm value implied for the target company (calculated on the basis of the up-front consideration payable in the selected transactions and excluding any potential earn-outs) (i) as a multiple of the target company’s preceding one-year actual revenues, at the time of the transaction announcement (which is referred to as “FV / LTM Revenue”) and (ii) as a multiple of the target company’s one-year forward estimated revenues, at the time of the transaction announcement (which is referred to as “FV / NTM Revenue”). These transactions were selected, among other reasons, because the transactions occurred in the recent relevant history and the businesses involved in these transactions operated in the medical device industry. The transactions considered are as follows:

Announcement Date	Target	Acquiror
June 19, 2017	NOVADAQ Technologies Inc.(1)	Stryker Corporation

February 13, 2017	ZELTIQ Aesthetics, Inc.	Allergan plc

December 2, 2016	Vascular Solutions, Inc.	Teleflex Incorporated

June 7, 2016	LDR Holding Corporation	Zimmer Biomet Holdings, Inc.

July 22, 2015	Thoratec Corporation	St. Jude Medical, Inc.

March 2, 2015	Cordis business of Johnson & Johnson	Cardinal Health, Inc.

March 2, 2015	American Medical Systems urology business of Endo International plc	Boston Scientific Corporation

December 17, 2014	Volcano Corporation	Koninklijke Philips N.V.

May 27, 2014	AngioScore Inc.	The Spectranetics Corporation

February 3, 2014	ArthroCare Corporation	Smith & Nephew plc

December 8, 2013	Given Imaging Ltd.	Covidien plc

April 29, 2013	Conceptus, Inc.	Bayer AG

May 3, 2012	Kensey Nash Corporation	Koninklijke DSM N.V.

March 12, 2012	ZOLL Medical Corporation	Asahi Kasei Corporation

December 15, 2011	SonoSite, Inc.	FUJIFILM Holdings Corporation

October 18, 2010	AGA Medical Holdings, Inc.	St. Jude Medical, Inc.

July 12, 2010	Micrus Endovascular Corporation	Johnson & Johnson

Announcement Date	Target	Acquiror
June 1, 2010	ev3 Inc.	Covidien plc

April 29, 2010	ATS Medical, Inc.	Medtronic, Inc.

May 8, 2009	VNUS Medical Technologies, Inc.	Covidien Ltd

(1)	This transaction has not yet closed.

The low, high, median and mean FV / LTM Revenue multiples of the selected transactions were 2.5x, 7.7x, 4.5x and 5.0x, respectively. The low, high, median and mean FV / NTM Revenue multiples of the selected transactions were 2.5x, 6.8x, 4.4x and 4.5x, respectively. Based on the results of these analyses and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a FV / LTM Revenue multiple range of 4.4x—7.7x and a FV / NTM Revenue multiple range of 3.6x—6.8x to the appropriate metrics of Spectranetics, which, in the case of the FV / LTM Revenue multiple range, was based on the actual financial information of Spectranetics contained in financial statements filed with the SEC for the twelve months ended March 31, 2017, and, in the case of the FV / NTM Revenue multiple range, was based on the range of estimated revenue for the twelve months ended March 31, 2018 from Management Case 1 to Management Case 3 as provided by Spectranetics to J.P. Morgan. These analyses produced ranges of implied equity values as follows, as compared to the Offer Price of $38.50 per Share:

Transaction Analysis Implied Equity Value for Spectranetics

Implied Value Per Share (rounded to the nearest $0.25)
FV / LTM Revenue	$20.50 – 39.00
FV / NTM Revenue	$19.50 – 40.25

No company, business or transaction used in this analysis is identical to Spectranetics or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Spectranetics and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.

Discounted Cash Flow Analysis.

J.P. Morgan conducted three discounted cash flow analyses for the purpose of determining an implied fully diluted equity value per Share for Spectranetics. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net income before interest expense and after tax (including stock-based compensation expenses), adjusted for, as applicable, depreciation and amortization, capital expenditures, and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that Spectranetics is expected to generate during the remainder of 2017 (applying a valuation date as of March 31, 2017 by calculating unlevered free cash flows for the remainder of 2017 as the product obtained by multiplying (A) the applicable 2017E unlevered free cash flows and (B) 75%) and calendar years 2018 through 2031 for each of Management Case 1, Management Case 2 and Management Case 3 based upon the Management Cases. J.P. Morgan also calculated a range of terminal values for Spectranetics at December 31, 2031 by applying perpetual growth rates ranging from 2.5% to 3.5% for unlevered free cash flows for each of Management Case 1, Management Case 2 and Management Case 3. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 9.5% to 11.5% for each of Management Case 1, Management Case 2 and Management Case 3, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Spectranetics. The present value of the unlevered free cash flows and the range of terminal values were then adjusted by adding an estimated net cash balance of negative $275 million to indicate a range of implied fully diluted equity values per Share for each of Management Case 1, Management Case 2 and Management Case 3 as follows, as compared to the Offer Price of $38.50 per Share.

Discounted Cash Flow Implied Equity Value for Spectranetics

Implied Value Per Share (rounded to the nearest $0.25)
Management Case 1	$21.25 – 34.25
Management Case 2	$26.50 – 41.50
Management Case 3	$33.75 – 51.50

Other Information.

Historical Trading Range.

J.P. Morgan reviewed the 52-week trading range of Spectranetics’ share prices for the period ending June 26, 2017, which was $16.87 per Share to $30.90 per Share, and compared that to the closing price of $30.80 as of June 26, 2017, the last full trading day prior to the date that J.P. Morgan delivered its opinion to the Board. J.P. Morgan also reviewed Spectranetics’ share price of $27.75 per Share on May 9, 2017, the day prior to the first public report that Spectranetics was attracting interest from buyers, Spectranetics’ volume weighted average share price for the 30 trading days ending June 26, 2017 of $28.22 per Share, Spectranetics’ volume weighted average share price for the 60 trading days ending June 26, 2017 of $28.30 per Share, and Spectranetics’ all time high share price of $36.44 per Share. J.P. Morgan compared the trading ranges, averages and trading prices to the Offer Price of $38.50 per Share. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Analyst Price Targets.

J.P. Morgan reviewed the price targets of public equity research analysts for Spectranetics, which provided a reference range of $27.00 per Share to $37.00 per Share for the period ending June 26, 2017, the last full trading day prior to the date that J.P. Morgan delivered its opinion to the Board. J.P. Morgan compared the analyst price targets analysis to the Offer Price of $38.50 per Share. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Spectranetics. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Spectranetics, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Spectranetics. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Spectranetics and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Spectranetics with respect to the Offer and the Merger and to deliver an opinion to the Board with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Spectranetics and the industries in which it operates.

For services rendered in connection with the Offer and the Merger and the delivery of its opinion, Spectranetics has agreed to pay J.P. Morgan a fee of approximately $31 million, $4.0 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Offer. In addition, Spectranetics has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had material financial advisory or other material commercial or investment banking relationships with Spectranetics or Parent. In addition, during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Philips, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the initial public offering of equity securities of Philips Lighting N.V. in May 2016. In addition, as of the date of its opinion, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of Spectranetics and Philips. During the two year period preceding delivery of its opinion on June 27, 2017, J.P. Morgan received no aggregate fees from Spectranetics and approximately $7.5 million in aggregate fees from Philips and its affiliates. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Spectranetics, Parent or Philips for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Spectranetics Forecasts

Important Information Concerning Spectranetics’ Forecasts

Other than quarterly and annual financial guidance provided to investors, which may cover such areas as sales and adjusted earnings per diluted share among other items, and which it may update from time to time, Spectranetics does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s review of strategic and financial alternatives and evaluation of the Transactions, Spectranetics’ management prepared certain unaudited prospective financial information for the years 2017 through 2031, which included Management Case 1, Management Case 2 and Management Case 3.

At the time that the Board reviewed and authorized the use of the Management Cases, the Board also received certain sensitivity information regarding different assumptions as to revenue and gross margin in the event that Spectranetics was not able to execute on its strategic plan or the timing of certain initiatives contained in the strategic plan was later than anticipated. The Management Cases were also provided to J.P. Morgan by Spectranetics and J.P. Morgan was directed to use the Management Cases in connection with the rendering of J.P. Morgan’s opinion to the Board and in performing its related financial analyses, as described above under the heading “—Financial Analyses and Opinion”.

Management Case 1

The following is a summary of the unaudited prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 1”), based solely on the best information available to Spectranetics’ management at the time Management Case 1 was developed. Management Case 1 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives. The projections contained in Management Case 1 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan and the projections contained in Management Case 1 for the years 2022 through 2031 were developed by Spectranetics management based on an extrapolation of estimates in Management Case 1.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Total revenue	$305	$367	$419	$495	$566	$641	$711	$784	$859	$934	$1,005	$1,071	$1,129	$1,177	$1,212
Gross profit	$230	$280	$323	$386	$443	$502	$559	$618	$678	$739	$797	$851	$900	$940	$970
Operating expenses	($270)	($278)	($286)	($297)	($306)	($343)	($378)	($414)	($450)	($485)	($519)	($548)	($574)	($593)	($606)
EBIT(1)	($40)	$2	$37	$88	$137	$159	$180	$204	$228	$253	$278	$303	$326	$346	$364
D&A	$26	$31	$35	$38	$41	$45	$47	$38	$39	$40	$40	$40	$39	$37	$35
EBITDA(2)	($14)	$34	$72	$127	$179	$204	$228	$242	$267	$293	$319	$343	$365	$384	$399

Key cash flow items
Capex	$23	$29	$30	$31	$31	$33	$35	$37	$38	$39	$40	$40	$39	$38	$36
Change in NWC	($7)	($5)	($4)	($9)	($11)	($11)	($10)	($10)	($10)	($10)	($9)	($8)	($7)	($6)	($4)

(1)	EBIT is defined as estimated earnings before interest and taxes. EBIT is a non-GAAP financial measure.
(2)	EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.

Management Case 2

The following is a summary of the unaudited prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 2”), based solely on the best information available to Spectranetics’ management at the time Management Case 2 was developed. Management Case 2 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives. The projections contained in Management Case 2 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan and the projections contained in Management Case 2 for the years 2022 through 2031 were developed by Spectranetics management based on an extrapolation of estimates in Management Case 2.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Total revenue	$309	$396	$487	$565	$653	$746	$840	$940	$1,041	$1,141	$1,237	$1,325	$1,401	$1,463	$1,507
Gross profit	$229	$299	$373	$437	$509	$583	$659	$738	$820	$901	$979	$1,052	$1,115	$1,167	$1,205
Operating expenses	($265)	($294)	($312)	($336)	($361)	($409)	($456)	($505)	($554)	($601)	($645)	($684)	($716)	($739)	($753)
EBIT(1)	($36)	$6	$61	$100	$148	$174	$203	$233	$266	$300	$335	$368	$400	$428	$452
D&A	$26	$30	$36	$40	$43	$47	$51	$44	$46	$47	$48	$48	$47	$46	$44
EBITDA(2)	($10)	$36	$96	$140	$191	$222	$254	$278	$312	$348	$383	$416	$447	$474	$496
Key cash flow items
Capex	$21	$29	$35	$36	$31	$34	$37	$40	$42	$44	$46	$47	$47	$46	$45
Change in NWC	($9)	($14)	($6)	($11)	($13)	($14)	($14)	($14)	($14)	($13)	($12)	($11)	($9)	($7)	($5)

(1)	EBIT is defined as estimated earnings before interest and taxes. EBIT is a non-GAAP financial measure.
(2)	EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.

Management Case 3

The following is a summary of the unaudited prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 3”), based solely on the best information available to Spectranetics’ management at the time Management Case 3 was developed. Management Case 3 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives. The projections contained in Management Case 3 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan and the projections contained in Management Case 3 for the years 2022 through 2031 were developed by Spectranetics management based on an extrapolation of estimates in Management Case 3.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Total revenue	$310	$398	$490	$593	$711	$837	$964	$1,098	$1,235	$1,371	$1,500	$1,618	$1,719	$1,798	$1,852
Gross profit	$230	$301	$375	$459	$554	$654	$756	$863	$973	$1,083	$1,188	$1,285	$1,368	$1,435	$1,482
Operating expenses	($264)	($293)	($312)	($337)	($364)	($427)	($491)	($558)	($627)	($694)	($757)	($815)	($864)	($901)	($926)
EBIT(1)	($34)	$8	$63	$122	$190	$227	$264	$305	$347	$389	$431	$470	$505	$534	$556
D&A	$26	$30	$35	$39	$42	$48	$54	$48	$51	$54	$56	$57	$57	$56	$54
EBITDA(2)	($8)	$38	$99	$161	$233	$275	$319	$353	$398	$443	$486	$526	$561	$590	$610
Key cash flow items
Capex	$20	$29	$35	$36	$31	$35	$39	$43	$47	$50	$53	$55	$56	$56	$56
Change in NWC	($5)	($14)	($6)	($15)	($19)	($20)	($19)	($20)	($20)	($19)	($18)	($16)	($13)	($10)	($7)

(1)	EBIT is defined as estimated earnings before interest and taxes. EBIT is a non-GAAP financial measure.
(2)	EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.

Spectranetics’ management provided the non-GAAP measures included in the Management Cases to the Board and J.P. Morgan because management believed such measures could be useful in evaluating the Transactions and other strategic and financial alternatives available to Spectranetics. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including earnings (loss). Spectranetics’ calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The summary of the Management Cases is included in this Schedule 14D-9 solely to give Spectranetics stockholders access to certain financial information that was made available to the Board and J.P. Morgan and, with respect to certain of this information, to Purchaser and Parent, and is not being included in this Schedule 14D-9 to influence a Spectranetics stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Management Cases were generated solely for internal use and for use in connection with the rendering of J.P. Morgan’s opinion to the Board and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Management Cases summarized in this section were prepared by the management of Spectranetics.

No independent registered public accounting firm provided any assistance in preparing the Management Cases. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Cases or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Cases. The KPMG LLP reports included in Spectranetics’ Annual Report on Form 10-K for the fiscal year ended January 31, 2016 relate solely to the historical financial information of Spectranetics and to an assessment of Spectranetics’ internal controls over financial reporting. Such reports do not extend to the Management Cases and should not be read to do so.

The Management Cases necessarily reflect numerous estimates and assumptions made by Spectranetics’ management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Spectranetics’ business, all of which are difficult to predict and many of which are beyond Spectranetics’ control. The Management Cases also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

As such, the Management Cases constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Spectranetics’ performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Spectranetics’ reports filed with the SEC. There can be no assurance that the prospective results would be realized or that actual results would not be significantly higher or lower than forecast. For more information regarding the risks and uncertainties inherent in forward-looking information, see the section entitled “Forward-Looking Statements” of this Schedule 14D-9.

In particular, the Management Cases, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Cases cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the Management Cases would be affected by Spectranetics’ ability to achieve strategic goals, objectives and targets over the applicable periods. The Management Cases also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Management Cases is not fact and should not be relied upon as being necessarily indicative of future results.

The Management Cases were developed for Spectranetics on a standalone basis without giving effect to the Transactions, and therefore the Management Cases do not give effect to the Transactions or any changes to Spectranetics’ operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Management Cases do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Management Cases summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. Spectranetics undertakes no obligation, except as required by law, to update or otherwise revise the Management Cases to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

By including the Management Cases in this Schedule 14D-9, neither Spectranetics nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Cases or the ultimate performance of Spectranetics, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Management Cases. Spectranetics has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Cases.

The inclusion of the Management Cases should not be regarded as an indication that Spectranetics, J.P. Morgan, Parent, Purchaser or anyone who received the Management Cases then considered, or now considers, the Management Cases a reliable prediction of future events, and the Management Cases should not be relied upon as such. None of Spectranetics, J.P. Morgan, Parent or Purchaser or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Cases. None of Spectranetics, J.P. Morgan, Parent or Purchaser or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct any information contained in the Management Cases if it is or becomes, or the underlying assumptions are or become, inaccurate (even in the short term).

The inclusion of the Management Cases herein should not be deemed an admission or representation by Spectranetics that they are viewed by Spectranetics as material information of Spectranetics, and in fact, Spectranetics does not view the Management Cases as material because of the inherent risks and uncertainties associated with such long range forecasts. The Management Cases should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Spectranetics contained in this Schedule 14D-9 and Spectranetics’ public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in the Management Cases, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Cases.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Spectranetics has retained J.P. Morgan as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, J.P. Morgan provided its opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of J.P. Morgan,” and such description is qualified in its entirety by reference to the full text of the written opinion of J.P. Morgan dated June 27, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

For information regarding Spectranetics’ retention of J.P. Morgan, see “—Opinion of Spectranetics’ Financial Advisor”, under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”.

Except as set forth above, neither Spectranetics nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Spectranetics on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

During the past 60 days, except for (i) the scheduled vesting of Company RSUs and issuances by Spectranetics of Shares with respect thereto, (ii) the scheduled vesting of Company Stock Options, (iii) the grant of Company

Stock Options, Company RSUs and Company PSUs in the ordinary course and (iv) the forfeiture of certain Company PSUs in the ordinary course, no transactions with respect to the Shares have been effected by Spectranetics or, to Spectranetics’ knowledge, any of Spectranetics’ directors, executive officers, affiliates or any of Spectranetics’ subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Spectranetics is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Spectranetics, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Spectranetics or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Spectranetics or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Spectranetics.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Spectranetics—Information Regarding Golden Parachute Compensation”, as it relates to Spectranetics’ named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act and any other applicable antitrust law shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Philips, as the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC. If within the 15 calendar day waiting period either the FTC or the DOJ were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the DOJ terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of Parent. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the DOJ may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Spectranetics. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, Spectranetics, or any of their respective subsidiaries or affiliates, or seek other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Conditions of the Offer” of the Offer to Purchase.

Philips, as the ultimate parent entity of Parent, filed a Premerger Notification and Report Form on July 7, 2017. Spectranetics filed a Premerger Notification and Report Form on July 7, 2017.

Foreign Antitrust Compliance

Both Spectranetics and Philips and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of these foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein before completion of the offer. Set forth below are those jurisdictions outside the United States where such filings will be made. Further, if any action is taken before completion of the Offer by any government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any of the tendered Shares. See Section 15—“Conditions to the Offer” of the Offer to Purchase for certain conditions to the offer that could become applicable in the event of such an action.

Austria. The acquisition of Shares pursuant to the Offer may only be completed under Austrian law if (i) the Austrian Federal Competition Authority and the Austrian Federal Cartel Attorney (together, the “Official Parties” (Amtsparteien)) have formally waived their right to apply for an in-depth investigation (Prüfung) of the proposed acquisition pursuant to Section 11(4) of the Austrian Cartel Act (Kartellgesetz (“KartG”)); (ii) the statutory waiting period pursuant to Sections 11(1) or 11(1a) KartG has expired without either of the Official Parties having requested an in-depth investigation of the proposed acquisition; (iii) following an in-depth investigation pursuant to Section 12 KartG, the Austrian Cartel Court or the Austrian Cartel Supreme Court has issued a legally binding (rechtskräftige) decision holding that the proposed acquisition (a) is not a notifiable concentration (Section 12(1)(1) KartG); or (b) is not prohibited and is compatible with the applicable merger control provisions (Section 12(1)(3) KartG); or (iv) the Austrian Cartel Court has issued a legally binding (rechtskräftige) decision to terminate proceedings in relation to the proposed acquisition pursuant to Section 14(1) KartG. Philips submitted notification of the proposed acquisition with the Official Parties on June 29, 2017.

Germany. The acquisition of Shares pursuant to the Offer may only be completed under German law if the German Federal Cartel Office has (i) notified Purchaser within one month from receiving a complete notification of the proposed acquisition that the conditions for a prohibition under Section 36(1) of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (“GWB”)) are not fulfilled or that the proposed acquisition does not require notification pursuant to Section 39 GWB; (ii) not informed Purchaser within one month from receiving a complete notification that it has opened an in-depth investigation (Hauptprüfverfahren) of the proposed acquisition; or (iii) after having initiated an in-depth investigation pursuant to Section 40(1) and (2) GWB, issued a decision granting clearance of the proposed acquisition pursuant to Section 40(2)/(3) GWB, or not prohibiting the proposed acquisition by decision (a) within four months of receiving a complete notification of the proposed acquisition or (b) if Purchaser has agreed to an extension of the deadline pursuant to Section 40(2)(4) No. 1 GWB, by the date agreed upon by Purchaser. Philips submitted notification of the proposed acquisition with the German Federal Cartel Office on June 28, 2017.

The Company and Parent do not believe that the consummation of the Offer will meet the criteria for a prohibition under the applicable laws of the aforementioned jurisdictions.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division, the FTC, or any relevant antitrust enforcement agency outside the U.S. could take such action under the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Spectranetics or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

State Takeover Laws

Spectranetics is incorporated under the laws of Delaware. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme

Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Spectranetics, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Parent and Purchaser do not know whether any of these laws will, by their terms, apply to the Transactions and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, Parent and Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Transactions, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, Parent and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Transactions. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer” of the Offer to Purchase.

Stockholder Approval Not Required

If the Offer is consummated and as a result Purchaser directly or indirectly owns one Share more than 50% of the outstanding Shares, Purchaser does not anticipate seeking the approval of Spectranetics’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, unless another date is agreed to in writing by Parent and Spectranetics, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Spectranetics, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a

“stockholder” are to a record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this notice, deliver to Spectranetics a written demand for appraisal of such Shares, which demand must reasonably inform Spectranetics of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	any stockholder or beneficial owner of Shares who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (i) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of Spectranetics who made a written demand for appraisal pursuant to the first bullet above, which will be delivered on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to The Spectranetics Corporation, 9965 Federal Drive, Colorado Springs, Colorado, 80921, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform Spectranetics of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Spectranetics is under no obligation to and has no present intention to file a petition and holders should not assume that Spectranetics will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Additionally, because the Shares will be listed on NASDAQ immediately prior to the Effective Time, the Court of Chancery is required under Section 262 of the DGCL to dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such holder of Shares), in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Spectranetics believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Spectranetics anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and Spectranetics reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of

Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (i) the total number of Shares entitled to appraisal rights exceeds 1% of the Shares of the class or series entitled to appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal exceeds $1 million. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Spectranetics has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to Spectranetics a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of Spectranetics. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Spectranetics’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Spectranetics desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

Litigation

None.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. Spectranetics uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,”

“may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that Spectranetics intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as Spectranetics’ industry, business strategy, goals and expectations concerning Spectranetics’ market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Spectranetics’ stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Spectranetics will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Spectranetics to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on Spectranetics’ ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from Spectranetics’ ongoing business operations; (x) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xi) other factors as set forth from time to time in Spectranetics’ filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016 and any subsequent Form 10-Qs. Any forward-looking statement made by Spectranetics in this communication speaks only as of the date hereof. Factors or events that could affect the proposed transaction or cause Spectranetics’ actual results to differ may emerge from time to time, and it is not possible for Spectranetics to predict all of them. Spectranetics undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 12, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Koninklijke Philips N.V., Philips Holding USA Inc. and HealthTech Merger Sub, Inc. on July 12, 2017 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on July 12, 2017 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(5)(A)	Text of Joint Press Release issued by The Spectranetics Corporation and Koninklijke Philips N.V., dated June 28, 2017 (incorporated by reference to Exhibit 99.1 to The Spectranetics Corporation’s Schedule 14D-9-C filed on June 28, 2017).

(a)(5)(B)	Scott Drake’s letter to Vascular Intervention Commercial Sales Force dated June 28, 2017 (incorporated by reference to Exhibit 99.2 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(C)	Scott Drake’s letter to Lead Management Commercial Sales Force dated June 28, 2017 (incorporated by reference to Exhibit 99.3 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(D)	Scott Drake’s letter to International Commercial Sales Force dated June 28, 2017 (incorporated by reference to Exhibit 99.4 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(E)	Scott Drake’s letter to Teammates dated June 28, 2017 (incorporated by reference to Exhibit 99.5 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(F)	Scott Drake’s letter to Suppliers dated June 28, 2017 (incorporated by reference to Exhibit 99.6 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(G)	Scott Drake’s letter to Physicians and Technicians dated June 28, 2017 (incorporated by reference to Exhibit 99.7 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(H)	Scott Drake’s letter to Business Partners dated June 28, 2017 (incorporated by reference to Exhibit 99.8 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(I)	Scott Drake’s letter to Customers dated June 28, 2017 (incorporated by reference to Exhibit 99.9 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(J)	Message from Philips to Teammates dated June 28, 2017 (incorporated by reference to Exhibit 99.10 to The Spectranetics Corporation’s 14D-9-C filed on June 28, 2017).

(a)(5)(K)	Transcript of Town Hall Meeting for Teammates occurring on June 28, 2017 (incorporated by reference to Exhibit 99.1 to The Spectranetics Corporation’s 14D-9-C filed on July 3, 2017).

Exhibit No.	Description

(a)(5)(L)	Spectranetics ESPP FAQ distributed June 30, 2017 (incorporated by reference to Exhibit 99.2 to The Spectranetics Corporation’s 14D-9-C filed on July 3, 2017).

(a)(5)(M)	Opinion of J.P. Morgan Securities LLC, dated as of June 27, 2017 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of June 27, by and among Philips Holding USA Inc., HealthTech Merger Sub, Inc. and The Spectranetics Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by The Spectranetics Corporation with the Securities and Exchange Commission on June 30, 2017).

(e)(2)	Guarantee, dated as of July 27, 2017, delivered by Koninklijke Philips N.V. in favor of The Spectranetics Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated as of March 22, 2017, between The Spectranetics Corporation and Philips North America LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Annex A—J.P. Morgan Securities LLC Opinion Letter to the Board of Directors of The Spectranetics Corporation, dated June 27, 2017.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

The Spectranetics Corporation

By:	/s/ Paul Gardon
Name: Paul Gardon Title: Senior Vice President—General Counsel

Dated: July 12, 2017

ANNEX A

June 27, 2017

The Board of Directors

The Spectranetics Corporation

9965 Federal Drive

Colorado Springs, Colorado 80921

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Acquiror (as defined below) and its Affiliates (as defined in the Agreement (as defined below)))(the “Holders”) of common stock, par value $0.001 per share (the “Company Common Stock”), of The Spectranetics Corporation (the “Company”) of the consideration to be paid to such Holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 27, 2017 (the “Agreement”), among the Company, Philips Holding USA Inc. (the “Acquiror”) and a wholly-owned subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $38.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and or Acquisition Sub and other than Appraisal Shares (as defined in the Agreement) and Company Restricted Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed a draft dated June 27, 2017 of the Guarantee Agreement (the “Guarantee Agreement”) by Koninklijke Philips N.V. (the “Guarantor” and, together with the Acquiror and Acquisition Sub, the “Acquiror Group”) in favor of the Company; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Acquiror Group under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror, Acquisition Sub and the Guarantor in the Agreement, the Guarantee Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the Holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the Holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. In addition, during the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Guarantor, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the initial public offering of equity securities of Philips Lighting N.V. in May 2016. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, and the Guarantor. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Acquiror or the Guarantor for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the Holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such Holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4